FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: April 26, 2004
	By:	/s/ Stephen Juge
		Name:	Stephen Juge
		Title:	Executive Vice President and General Counsel

GEMPLUS INTERNATIONAL S.A.
Société Anonyme
Aerogolf Center
1, Hohenhof
L-2633 Senningerberg
R.C.S. Luxembourg B 73 145
(the “Company”)

Luxembourg, April 7, 2004

Registered letter

CONVENING NOTICE FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND THE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF APRIL 27, 2004

Dear Shareholders,

You are hereby convened to the

I.   Annual General Meeting of Shareholders
of the Company

which, in accordance with the articles of incorporation of the Company, will take place on:

Tuesday April 27, 2004 at 11.00 A.M.
at the Hotel Royal
12, Boulevard Royal, L - 2449 Luxembourg

     The agenda of the annual general meeting is as follows:

(1)	to hear the reports of the Board of Directors:

—	on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915

—	on the compensation of the CEO (Administrateur Délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of August 10, 1915

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended December 31, 2003;

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2003;

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended December 31, 2003 in their consolidated form;

(5)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended December 31, 2003 in their unconsolidated form;

(6)	to allocate the results of the Company for the year ended December 31, 2003 by allocation of the annual losses to the carry forward account;

(7)	to grant discharge to all directors of the Company who have been in office during the year ended December 31, 2003;

(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a purchase price being no less than € 0.01 and no more than € 6 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before October 26, 2005;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

(ii)	to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

(iii)	to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means as a counterpart to the allocation of shares of the Company;

(iv)	to proceed to purchases and sales according to market conditions; and

(v)	to regulate the share price by intervention against the trend.

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Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

(c)	The maximum number of shares which may be acquired pursuant to this authorisation is 60,714,091 shares representing as of March 31, 2004 10 % of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10 % of the subscribed capital);

(9)	to approve the principles of the compensation of Board members;

(10)	to approve the appointment of Mr. Michel Akkermans as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(11)	to approve the reappointment of Mr. David Bonderman as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(12)	to approve the reappointment of Mr. Randy L. Christofferson as a Board member until May 31, 2004;

(13)	to approve the appointment of Mr. John Ormerod as a Board member replacing Randy L. Christofferson with effect as of June 1, 2004 for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(14)	to approve the definitive election of Mr. Geoffrey Fink, co-opted as a Board member at the Board meeting of October 28, 2003 in replacement of Mr. Abel Halpern who had resigned, and the reappointment of Mr. Geoffrey Fink as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(15)	to approve the reappointment of Mr. Johannes Fritz as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(16)	to approve the appointment of Mr. Kurt Hellström as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(17)	to approve the definitive election of Mr. Werner Koepf, co-opted as a Board member at the Board meeting of October 28, 2003 in replacement of Mr. Kheng Nam Lee who had resigned, and the reappointment of Mr. Werner Koepf as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(18)	to approve the reappointment of Mr. Peter Kraljic as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(19)	to approve the reappointment of Mr. Daniel Le Gal as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(20)	to approve the reappointment of Mr. Alex Mandl as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

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(21)	to approve the reappointment of Mr. William S. Price, III as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(22)	to approve the reappointment of Mr. Dominique Vignon as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(23)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2004 accounts;

(24)	miscellaneous.

and the

II.   Extraordinary General Meeting of Shareholders
of the Company

which also will take place on

Tuesday April 27, 2004

at the Hotel Royal
12, Boulevard Royal, L - 2449 Luxembourg
following the Annual General Meeting

The agenda of the extraordinary general meeting is as follows:

(1)	to amend in Article 4 of the Company’s Articles of Incorporation the indication of the municipality of the registered office within which the Board of Directors may decide to establish and transfer such registered office;

(2)	to amend Article 5.2 first paragraph of the Company’s Articles of Incorporation to adapt the number of shares to be issued under the authorised share capital without change of the authorised 400,000,000 Euros amount;

(3)	(i) to renew for a period of three years from publication of the deed recording the minutes of the meeting in the Mémorial, the authorization granted to the Board of Directors by the extraordinary shareholders meeting of November 10, 2000 to proceed, out of the authorized share capital, to issuance of shares, other than those reserved in section 5.2.1 of the articles of incorporation, as provided for in section 5.2.2 of the articles of incorporation, with or without reserving any pre-emptive subscription rights for existing shareholders and as the Board of Directors may in its discretion determine and accordingly amend the second paragraph of section 5.2 of the articles of incorporation as set out herebelow; (ii) in relation thereto to waive and authorise the Board of Directors to waive, suppress or limit pre-emptive subscription rights of existing shareholders and (iii) to acknowledge a report of the Board of Directors of the Company relating to the circumstances and prices upon which shares may be issued against cash within the authorised share capital as provided for in section 5.2.2. of the articles of incorporation whilst suppressing pre-emptive subscription rights of existing shareholders.

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Amended second paragraph of article 5.2:

“Out of the authorised share capital, the board of directors is authorised to issue further shares up to the total authorised share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring (x) for issues of shares reserved pursuant to items (i) to (iv) in 5.2.1. below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on 10th November 2000 (y) for issues of shares reserved pursuant to item (v) in 5.2.1. below as set out therein and (z) for any other issues of shares pursuant to 5.2.2. hereunder on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on 27th April 2004 (each time subject to extensions) and to determine the conditions of any such subscription (provided that part of the authorised capital is reserved as described below).”

Please find enclosed the consolidated and unconsolidated balance sheets and profit and loss accounts of the Company for the year ended December 31, 2003 together with the reports of the auditors and resumes of candidates as Board members.

Full details and a summary of the draft resolutions submitted to the Shareholders meeting are available at the registered office or on the Company’s site:
http://investor.gemplus.com/

Participation at the meetings and the right to vote is restricted to shareholders. Shareholders must, therefore, be able to prove that they are shareholders as of the date of the meetings in order to attend.

If the shareholder’s shares are registered in the register of shareholders

Each shareholder inscribed in the shareholder register (or his or her legal representative) may attend the meetings or be represented at such meetings.

Registered shareholders may also vote by proxy. A Proxy form is enclosed. In the event a shareholder wishes to vote by proxy, he or she must complete and sign the enclosed proxy form and return it by fax to + 33 3 26 09 89 83 and by mail to Gemplus International S.A. c/o CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France. In order to be included in the votes, the proxy should be received by 5 p.m. Luxembourg time on Friday April 23, 2004. The proxy will only be valid if it includes the shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address, and signature. Shareholders should note that the CCF may not be named as proxy holder.

If the shareholder’s shares are held through a clearing system

Shareholders who hold their shares through a clearing system need to contact their bank or stockbroker in order to receive a certificate — either from their bank or stockbroker or from the

5

French correspondent of their bank or stockbroker — confirming the identity of the shareholder, shareholder status, number of shares held and the blocking of such shares until after the meetings.

The certificate must further state that the relevant shares are held through Euroclear France. Shareholders should then deliver such certificate in original to the CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France, telephone number : + 33 3 26 09 86 26, fax number : + 33 3 26 09 89 83 by 5 p.m. Luxembourg time on Friday April 23, 2004 in order to have an admission card which the CCF will make available for such shareholders at the meetings. Alternatively such shareholders can instruct their bank or stockbroker to have their shares transferred out of Euroclear France and be inscribed in the shareholder register in their own name.

Shareholders holding their shares through a clearing system may also vote by proxy. A Proxy form may be obtained at CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France, by telephone on +33 3 26 09 86 26 or by fax on + 33 3 26 09 89 83. In the event a shareholder wishes to vote by proxy he or she must complete and sign the proxy form and return it together with the certificate referred to above by fax to + 33 3 26 09 89 83 and by mail to Gemplus International S.A. c/o CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France. In order to be included in the votes, the proxy and the certificate should be received by 5 p.m. Luxembourg time on Friday April 23, 2004. The proxy will only be valid if it includes the shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address, and signature. Shareholders should note that the CCF may not be named as proxy holder.

The annual general meeting can be validly held whatever the number of shares represented at such meeting and resolutions shall be validly adopted at such annual general meeting if approved by a simple majority of the shares represented.

The extraordinary general meeting can be validly held if at least 50 % of the shares issued and outstanding are represented. Resolutions at the extraordinary general meeting will be validly adopted at such extraordinary general meeting if approved by a two-thirds majority of the shares represented. If the quorum referred to above is not reached the extraordinary general meeting will be reconvened for a date at least one month later and no quorum will be required at such reconvened meeting for a valid deliberation.

Sincerely yours,

Gemplus International S.A.
The Board of Directors

6

GEMPLUS INTERNATIONAL S.A.
Société Anonyme
Aérogolf Center
1, Hohenhof
L-2633 Senningerberg
R.C.S. Luxembourg B 73 145
(the “Company”)

PROXY
for the
ANNUAL GENERAL MEETING

OF GEMPLUS INTERNATIONAL S.A.

held on 27th April 2004 or at any adjournment thereof

I, THE UNDERSIGNED  ___________________________________________________________________________

Domiciled  ________________________________________________________________________________________

a shareholder of  ______________________________ shares in GEMPLUS INTERNATIONAL S.A. (the “Company”)

Please choose either option (1) or option (2) and only complete one of the two options. In the event both options are completed, only option (2) will be taken into account.

☐ Option (1) — PROXY WITHOUT VOTING INSTRUCTIONS

hereby appoint, instruct, authorise and give an irrevocable power to:

M/Mrs (name, first name)	_______________________________________________
(address)	_______________________________________________
_______________________________________________

to represent the undersigned at the above Annual General Meeting of Shareholders of the Company, to be held on 27th April 2004 (or any reconvened meeting(s) thereof) and to participate in the undersigned’s behalf in all deliberations and votes, approve, disapprove, or abstain on, any proposal relating to the agenda of the annual general meeting set out below, any amendment thereto and any new resolution.

AGENDA
of the Annual General Meeting of Shareholders

(1)	to hear the reports of the Board of Directors on conflicts of interest pursuant to Article 57 of the Luxembourg law of 10th August 1915 and on the compensation of the CEO (Administrateur Délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of 10th August 1915;

(Note: no vote is required on this agenda item)

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended 31st December 2003;

(Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and un-consolidated financial statements of the Company for the year ended 31st December 2003;

(Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended 31st December 2003 in their consolidated form;

(5)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended 31st December 2003 in their unconsolidated form;

(6)	to allocate the results of the Company for the year ended 31st December 2003 by allocation of the annual losses to the carry forward account;

(7)	to grant discharge to all directors of the Company who have been in office during the year ended 31st December 2003;

(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than € 0.01 and no more than € 6 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before 26th October 2005;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

2

(i)	to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

(ii)	to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

(iii)	to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means as counterpart to the allocation of shares of the Company;

(iv)	to proceed to purchases and sales according to market conditions; and

(v)	to regulate the share price by intervention against the trend.

Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

(c)	The maximum number of shares which may be acquired pursuant to this authorisation is 60,714,091 shares representing as of 31st March 2004 10 % of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10 % of the subscribed capital);

(9)	to approve the principles of the compensation of Board members;

(10)	to approve the appointment of Mr. Michel Akkermans as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(11)	to approve the reappointment of Mr. David Bonderman as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(12)	to approve the reappointment of Mr. Randy L. Christofferson as a Board member until 31st May 2004;

(13)	to approve the appointment of Mr. John Ormerod as a Board member replacing Randy L. Christofferson with effect as of 1st June 2004 for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(14)	to approve the definitive election of Mr. Geoffrey Fink, co-opted as a Board member at the Board meeting of 28th October 2003 in replacement of Mr. Abel Halpern who had resigned, and the reappointment of Mr. Geoffrey Fink as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(15)	to approve the reappointment of Mr. Johannes Fritz as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(16)	to approve the appointment of Mr. Kurt Hellström as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

3

(17)	to approve the definitive election of Mr. Werner Koepf, co-opted as a Board member at the Board meeting of 28th October 2003 in replacement of Mr. Kheng Nam Lee who had resigned, and the reappointment of Mr. Werner Koepf as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(18)	to approve the reappointment of Mr. Peter Kraljic as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(19)	to approve the reappointment of Mr. Daniel Le Gal as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(20)	to approve the reappointment of Mr. Alex Mandl as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(21)	to approve the reappointment of Mr. William S. Price, III as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(22)	to approve the reappointment of Mr. Dominique Vignon as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

(23)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2004 accounts;

(24)	miscellaneous.

In general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

Given on ........................... 2004

Signed:.............................................................................

Individual shareholder:
Name:...............................................................................

Corporate or entity shareholder:
Name:...............................................................................

For and on behalf of the above shareholder by:

Name of signatory (ies):...............................................
............................................................................................
Title of signatory(ies):..................................................

Note: The information contained in the proxy will be registered in a data bank. They are subject to the Luxembourg law of 2nd August 2002 on the protection of individuals with regard to the processing of personal data and to the French law L.78-17 of 6th January 1978 as amended.

4

☐ Option (2) — PROXY WITH VOTING INSTRUCTIONS

hereby appoint, instruct, authorise and give an irrevocable power to:

M/Mrs (name, first name)	________________________________________________,
(address)	________________________________________________
________________________________________________,

(failing whom the Chairman of the Company and the Chief Executive Officer of the Company, and the Chairman of the Annual General Meeting and/or the Extraordinary General Meeting of Shareholders of the Company, each acting alone and with full power of substitution)

to represent the undersigned at, and to attend, the above Annual General Meeting of Shareholders of the Company, to be held on 27th April 2004 (or any reconvened meeting(s) thereof) and vote on the undersigned’s behalf on the agendas set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED “FOR”.

AGENDA
of the Annual General Meeting of Shareholders

(1)	to hear the reports of the Board of Directors on conflicts of interest pursuant to Article 57 of the Luxembourg law of 10th August 1915 and on the compensation of the CEO (Administrateur délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of 10th August 1915;

(Note: no vote is required on this agenda item)

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended 31st December 2003;

(Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and un-consolidated financial statements of the Company for the year ended 31st December 2003;

(Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended 31st December 2003 in their consolidated form;

☐	For

☐	Against

☐	Abstention

5

(5)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended 31st December 2003 in their unconsolidated form;

☐	For

☐	Against

☐	Abstention

(6)	to allocate the results of the Company for the year ended 31st December 2003 by allocation of the annual losses to the carry forward account;

☐	For

☐	Against

☐	Abstention

(7)	to grant discharge to all directors of the Company who have been in office during the year ended 31st December 2003;

☐	For

☐	Against

☐	Abstention

(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than € 0.01 and no more than € 6 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before 26th October 2005;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

(ii)	to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

(iii)	to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means as a counterpart to the allocation of shares of the Company;

6

(iv)	to proceed to purchases and sales according to market conditions; and

(v)	to regulate the share price by systematic intervention against the trend.

Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

(c)	The maximum number of shares which may be acquired pursuant to this authorisation is 60,714,091 shares representing as of 31st March 2004 10 % of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10 % of the subscribed capital);

☐	For

☐	Against

☐	Abstention

(9)	to approve the principles of the compensation of Board members;

☐	For

☐	Against

☐	Abstention

(10)	to approve the appointment of Mr. Michel Akkermans as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(11)	to approve the reappointment of Mr. David Bonderman as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(12)	to approve the reappointment of Mr. Randy L. Christofferson as a Board member until 31st May 2004;

☐	For

☐	Against

☐	Abstention

7

(13)	to approve the appointment of Mr. John Ormerod as a Board member replacing Randy L. Christofferson with effect as of 1st June 2004 for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(14)	to approve the definitive election of Mr. Geoffrey Fink, co-opted as a Board member at the Board meeting of 28th October 2003 in replacement of Mr. Abel Halpern who had resigned, and the reappointment of Mr. Geoffrey Fink as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(15)	to approve the reappointment of Mr. Johannes Fritz as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(16)	to approve the appointment of Mr. Kurt Hellström as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(17)	to approve the definitive election of Mr. Werner Koepf, co-opted as a Board member at the Board meeting of 28th October 2003 in replacement of Mr. Kheng Nam Lee who had resigned, and the reappointment of Mr. Werner Koepf as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(18)	to approve the reappointment of Mr. Peter Kraljic as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(19)	to approve the reappointment of Mr. Daniel Le Gal as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

8

☐	For

☐	Against

☐	Abstention

(20)	to approve the reappointment of Mr. Alex Mandl as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(21)	to approve the reappointment of Mr. William S. Price, III as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(22)	to approve the reappointment of Mr. Dominique Vignon as a Board member for a three year period to end at the annual general meeting deciding on the 2006 accounts;

☐	For

☐	Against

☐	Abstention

(23)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2004 accounts;

☐	For

☐	Against

☐	Abstention

(24)	miscellaneous.

☐	For

☐	Against

☐	Abstention

In general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

Important:

9

If amendments or new resolutions were to be presented, the undersigned will abstain UNLESS the undersigned has checked the box below:

☐	By checking this box the undersigned gives power to the proxyholder indicated above to vote in the undersigned’s name as the proxyholder deems fit on amendments and new resolutions.

Given on ................................. 2004

Signed : .................................................................

Individual shareholder:
Name: ....................................................................

Corporate or entity shareholder:
Name:....................................................................

For and on behalf of the above shareholder by:

Name of signatory (ies):.....................................
.................................................................................
Title of signatory(ies):........................................

10

GEMPLUS INTERNATIONAL S.A.
Société Anonyme
Aérogolf Center
1, Hohenhof
L-2633 Senningerberg
R.C.S. Luxembourg B 73 145
(the “Company”)

PROXY
for the
EXTRAORDINARY GENERAL MEETING

OF GEMPLUS INTERNATIONAL S.A.

held on 27th April 2004 or at any adjournment thereof

I, THE UNDERSIGNED ______________________________________________________________________________________
Domiciled ___________________________________________________________________________________________________
a shareholder of ________________________________________ shares in GEMPLUS INTERNATIONAL S.A. (the “Company”)

Please choose either option (1) or option (2) and only complete one of the two options. In the event both options are completed, only option (2) will be taken into account.

☐ Option (1) – PROXY WITHOUT VOTING INSTRUCTIONS

hereby appoint, instruct, authorise and give an irrevocable power to:

M/Mrs (name, first name)	______________________________________
(address)	______________________________________
______________________________________

to represent the undersigned at the above Extraordinary General Meeting of Shareholders of the Company, to be held on 27th April 2004 (or any reconvened meeting(s) thereof) and to participate in the undersigned’s behalf in all deliberations and votes, approve, disapprove, or abstain on, any proposal relating to the agenda of the extraordinary general meeting set out below, any amendment thereto and any new resolution.

AGENDA
of the Extraordinary General Meeting of Shareholders

(1)	to amend in Article 4 of the Company’s Articles of Incorporation the indication of the municipality of the registered office within which the Board of Directors may decide to establish and transfer such registered office;

(2)	to amend Article 5.2 first paragraph of the Company’s Articles of Incorporation to adapt the number of shares to be issued under the authorised share capital without change of the authorised 400,000,000 Euros amount;

(3)	(i) to renew for a period of three years from publication of the deed recording the minutes of the meeting in the Mémorial, the authorization granted to the Board of Directors by the extraordinary shareholders meeting of 10th November 2000 to proceed, out of the authorized share capital, to issuance of shares, other than those reserved in section 5.2.1 of the articles of incorporation, as provided for in section 5.2.2 of the articles of incorporation, with or without reserving any pre-emptive subscription rights for existing shareholders and as the Board of Directors may in its discretion determine and accordingly amend the second paragraph of section 5.2 of the articles of incorporation as set out herebelow; (ii) in relation thereto to waive and authorise the Board of Directors to waive, suppress or limit pre-emptive subscription rights of existing shareholders and (iii) to acknowledge a report of the Board of Directors of the Company relating to the circumstances and prices upon which shares may be issued against cash within the authorised share capital as provided for in section 5.2.2. of the articles of incorporation whilst suppressing pre-emptive subscription rights of existing shareholders.

Amended second paragraph of article 5.2:

“Out of the authorised share capital, the board of directors is authorised to issue further shares up to the total authorised share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring (x) for issues of shares reserved pursuant to items (i) to (iv) in 5.2.1. below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on 10th November 2000 (y) for issues of shares reserved pursuant to item (v) in 5.2.1. below as set out therein and (z) for any other issues of shares pursuant to 5.2.2. hereunder on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on 27th April 2004 (each time subject to extensions) and to determine the conditions of any such subscription (provided that part of the authorised capital is reserved as described below).”

In general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

2

Given on ................................. 2004

Signed:________________________________

Individual shareholder:
Name:..................................................................

Corporate or entity shareholder:
Name:..................................................................

For and on behalf of the above shareholder by:

Name of signatory (ies):.....................................
.............................................................................
Title of signatory(ies):........................................

Note: The information contained in the proxy will be registered in a data bank. They are subject to the Luxembourg law of 2nd August 2002 on the protection of individuals with regard to the processing of personal data and to the French law L.78-17 of 6th January 1978 as amended. ¨

☐ Option (2) – PROXY WITH VOTING INSTRUCTIONS

hereby appoint, instruct, authorise and give an irrevocable power to:

M/Mrs (name, first name)	_________________________________________________,
(address)	_________________________________________________
_________________________________________________,

(failing whom the Chairman of the Company and the Chief Executive Officer of the Company, and the Chairman of the Annual General Meeting and/or the Extraordinary General Meeting of Shareholders of the Company, each acting alone and with full power of substitution)

to represent the undersigned at, and to attend, the above Extraordinary General Meeting of Shareholders of the Company, to be held on 27th April 2004 (or any reconvened meeting(s) thereof) and vote on the undersigned’s behalf on the agendas set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED “FOR”.

3

AGENDA
of the Extraordinary General Meeting of Shareholders

(1)	to amend in Article 4 of the Company’s Articles of Incorporation the indication of the municipality of the registered office within which the Board of Directors may decide to establish and transfer such registered office;

☐	For

☐	Against

☐	Abstention

(2)	to amend Article 5.2 first paragraph of the Company’s Articles of Incorporation to adapt the number of shares to be issued under the authorised share capital without change of the authorised 400,000,000 Euros amount;

☐	For

☐	Against

☐	Abstention

(3)	(i) to renew for a period of three years from publication of the deed recording the minutes of the meeting in the Mémorial, the authorization granted to the Board of Directors by the extraordinary shareholders meeting of 10th November 2000 to proceed, out of the authorized share capital, to issuance of shares, other than those reserved in section 5.2.1 of the articles of incorporation, as provided for in section 5.2.2 of the articles of incorporation, with or without reserving any pre-emptive subscription rights for existing shareholders and as the Board of Directors may in its discretion determine and accordingly amend the second paragraph of section 5.2 of the articles of incorporation as set out herebelow; (ii) in relation thereto to waive and authorise the Board of Directors to waive, suppress or limit pre-emptive subscription rights of existing shareholders and (iii) to acknowledge a report of the Board of Directors of the Company relating to the circumstances and prices upon which shares may be issued against cash within the authorised share capital as provided for in section 5.2.2. of the articles of incorporation whilst suppressing pre-emptive subscription rights of existing shareholders.

Amended second paragraph of article 5.2:

“Out of the authorised share capital, the board of directors is authorised to issue further shares up to the total authorised share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring (x) for issues of shares reserved pursuant to items (i) to (iv) in 5.2.1. below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on 10th November 2000 (y) for issues of shares reserved pursuant to item (v) in 5.2.1. below as set out therein and (z) for any other issues of shares pursuant to 5.2.2. hereunder on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on 27th April 2004 (each time subject to extensions) and to determine the conditions of any such subscription (provided that part of the authorised capital is reserved as described below).”

☐	For

☐	Against

☐	Abstention

4

In general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

Important:

If amendments or new resolutions were to be presented, the undersigned will abstain UNLESS the undersigned has checked the box below:

☐	By checking this box the undersigned gives power to the proxyholder indicated above to vote in the undersigned’s name as the proxyholder deems fit on amendments and new resolutions.

Given on ................................. 2004

Signed:...............................................................

Individual shareholder:
Name:.................................................................

Corporate or entity shareholder:
Name:.................................................................

For and on behalf of the above shareholder by:

Name of signatory (ies):.....................................
.............................................................................
Title of signatory(ies):........................................

5

John Ormerod

John Ormerod retires as a partner in Deloitte & Touche LLP on 31 May 2004. He was until recently Practice Senior Partner London for Deloitte and is a member of the firm’s Executive and Board. He is 55 years of age.

After graduating from Oxford University with a degree in Physics in 1970, Ormerod joined the London office of Arthur Andersen as a trainee chartered accountant, qualifying in 1973. Apart from a period in 1978/9 when he was seconded to the UK National Audit Office, Ormerod was with Arthur Andersen until he joined Deloitte in 2002.

In terms of client specialisation, Ormerod spent the 1980s focused on the emerging venture capital sector. He worked on transaction due diligence assignments as well as the audit of venture backed companies, including several in the software and technology sectors. In the 1990s Ormerod led a number of major audit client relationships including companies with securities listed in London and New York. He also carried out related reporting accountant/advisory work. Later his focus turned increasingly towards the telecoms, media and technology (TMT) sector. Clients during this period included several fixed line and mobile telecommunications operators. He carried out work in connection with telecoms privatisations in Greece; Poland; and Croatia. He also conducted advisory and consulting work including for the European Commission as part of a study on interconnection cost accounting. During his career with Andersen, Ormerod performed a range of management and leadership roles. He was admitted to the partnership in 1981, and between 1984 and 1998 he had operating responsibility for a number of different groups of the London audit practice. Ormerod’s international management experience includes having served for two years on Andersen’s Worldwide Chief Executive’s Advisory Council, as well as leading the development of a European capability as European TMT practice leader and member of the Global TMT Industry team executive.

Ormerod was an elected member of Andersen’s UK Partnership Council, as well as serving as its Chairman in 1999/2000. He was elected Andersen’s UK managing partner for 2001-2002 He also served as a member of the West European Operating Committee responsible for practices in the UK and Ireland. As leader of the UK practice, in 2001 Ormerod was responsible for negotiating the agreement to transfer some 3000 partners and staff to Deloitte as the UK firm felt the consequences of the Enron related problems facing the Andersen practice in the USA.

Since joining Deloitte Ormerod has focused on integration of former Andersen people and clients and been responsible for a number of major client relationships.

Ormerod is a trustee and chairs the audit committee for the Roundhouse Trust and is a member of the UK Regional Advisory Board of London Business School.

Kurt Hellstrom

BIOGRAPHICAL DETAILS
Age	:	61
Nationality	:	Swedish
Education	:	MSc Electrotechnology

CURRENT ROLES
Investor AB
Advisor
1999 to present		Atlas Corpco
Non-Executive Director

EXECUTIVE CAREER SUMMARY
1984 — 2003	:	Ericsson (€15 bn sales)
1999 — 2003		President and CEO
1998 — 1999		EVP Asia Pacific
1990 — 1998		President Mobile
1988 — 1990		President Radio Systems
1987 — 1988		Marketing Director Mobile
1984 — 1987		Various Positions Radio Systems
1978 — 1984	:	Standard Radio & Telefon
Division Manager Marin Radio
1974 — 1978	:	Jugner Instrument
Sales Engineer
1969 — 1973	:	Trygg Hansa AB
Project Engineer

Kurt Hellstrom

Kurt Hellstrom studied for his Masters in Electrotechnology, although subsequently he did not embark on a technical career. His entire professional life has been working in technology companies but interfacing with technology from a commercial perspective. Early in his career he moved into commercial roles with Jugner Instrument and Standard Radio and Telephone.

He joined Ericsson in 1984 in the Radio Systems division, fairly quickly becoming the Marketing Director of the mobile business in 1987. In 1988 the company made an acquisition and created the new Radio Systems Division of which he became Managing Director. In 1990 the company re-organised and he was appointed President of the Mobile Division which at that time had revenues of about $1.5 billion and represented about 25% of the company’s revenues. This included both the consumer (handset) and systems businesses for the Group.

From 1990 to 1996 this business grew dramatically to become about 70% of the company with revenues of about $15 billion. Kurt Hellstrom was responsible for leading this very rapid and successful expansion. In 1996 he recommended splitting his responsibilities, since it was already clear that the consumer business should be operated separately. His recommendation was accepted and for the next two years he continued to run the systems business, which was the biggest and most important activity of Ericsson. The business continued to grow very aggressively and by 1999 the group had revenues of about $30 billion of which 70% was mobile.

In 1998 the decision was made to appoint a new CEO and Kurt Hellstrom was asked to take on this role. However he was not particularly keen to do this and stood aside in favour of a colleague, but with the understanding that he could go out to Asia and run all the businesses in that region. He wanted to do this as he saw it as the most dynamic region of the world, with huge investments in mobile both on the client side but also for Ericsson in its own manufacturing operations. Also it the fastest growing part of the company. As things turned out he was only there a short period before the dramatic downturn in the mobile and consumer businesses in 1999 and the departure of the CEO after just 12 months. At this point, Kurt Hellstrom was asked once again to become the President and CEO of the company, which he agreed to do.

From the outset of his tenure as CEO he was involved in turning around the company. Initially he spent a great deal of time in the handset business, being largely responsible for the creation of the joint venture with Sony. He then set about downsizing and re-organising the entire company, which led to staff numbers being reduced from 107,000 to 47,000. Once this was complete and the company was put back on a sound business and commercial footing, he elected to stand down in the middle of 2003. For the last six months of last year he continued to be in a part time transitioning role handing over to the new Chief Executive.

Kurt Hellstrom is a very capable international business executive, with a strong technology background and an outstanding knowledge of the mobile industry. He is clearly extremely well connected with all of the leading service providers and is a recognised and respected figure in the industry. Although Ericsson went through a very challenging period, Kurt Hellstrom has received significant recognition for the very important role he played in stabilising the company, which is now beginning to perform well again. He is an individual of extremely low ego and quiet demeanor, who is quite reluctant to talk about his very considerable career achievements. He is an extraordinarily modest and humble individual for someone who has risen to such high levels in a very large and global organisation, such as Ericsson.

He is currently seeking other Non-Executive roles and will shortly go on the Board of Bharti Televentures in India and is talking to several other companies about joining their Board. He intends to become a Director of a number interesting, international companies.

Michel Akkermans

BIOGRAPHICAL DETAILS
Age	:	43
Nationality	:	Belgian
Education	:	Masters Electronics and Computer Sciences
Masters Economics and Finance

CURRENT ROLES
2001 to present	:	Clear2Pay (Software company for financial transactions) Founder and chairman
2000 to present	:	The Capital Markets Company (delivery systems for banks) Non-Executive Director
	:	Data4 (Software for money laundering and crime) Chairman and Investor
	:	Proficient (US web enabled sales systems) Non Executive Director
	:	GIMV (Listed technology venture capitalist firm) Non-Executive Partner

EXECUTIVE CAREER SUMMARY
2000 — 2001	:	Security First Technology Chairman
1989 — 2000	:	FICS Group (Leading software house for bank clearing) Founder and Managing Director
1988 — 1989	:	Econocom Consultant
1987 — 1988	:	Continental Bank Project Manager
1984 — 1987	:	JP Morgan Chase Analyst and Project Manager

Michel Akkermans

A proven pioneer in the world of e-finance, in 1989 Michel Akkermans founded FICS, a leading software provider in the field of online banking and regulatory financial reporting. Under his leadership as Chairman and CEO, FICS grew to employ over 700 employees worldwide and achieved revenues of USD 75 million. In 1999 FICS, together with Edify and Vertical One, merged with Security First Technologies (Nasdaq: SONE), creating the market leader in Internet banking — S1 Corporation, with Michel Akkermans as its Executive Chairman. Michel Akkermans and his team brought S1 over 600 clients and the ability to deliver across a wide range of alternative distribution channels and devices, including the Internet, wireless, PDAs, and electronic purses.

Michel Akkermans holds a M.Sc. in electronic engineering and computer sciences and a degree in economics & finance from the University of Leuven in Belgium (1984). Prior to his foundation of FICS, he held management positions in a series of international banks, including JP Morgan Chase and Continental Bank, and subsequently for an international consulting company. A visionary in the new financial dynamics, Michel Akkermans is a frequent keynote speaker at industry-led events and actively participates in industry-led forums.

Michel Akkermans currently is CEO and Chairman of Clear2Pay — an innovative payments software solutions company that empowers financial institutions worldwide to provide branded electronic payment services to their customers in a faster, better and more trustworthy and more profitable way — since 2001. Clear2Pay very much reflects Michel Akkermans’s understanding of e-finance as seen through banks’ eyes, not that of the ‘disintermediator’. Banks retain their brand and relationship with the customer. They take a pro-active stake in platform and standards evolution. And with Clear2Pay acting as facilitator, they add a lucrative dimension to their business that both supplements and supports existing payment systems and architectures.

In addition to his Chief Executive role at Clear2Pay, Michel Akkermans is Executive Chairman of DATA4s, an innovative data mining and anti-money laundering software vendor based in Leuven, non-executive partner at the venture capital company GIMV, and holds board positions at a number of companies, including: Capco, the globally-operating capital markets company and Proficient, the Atlanta-based vendor of web enabled sales optimization software.

Gemplus International S. A.

Statutory financial statements
for the year ended December 31, 2003

Aerogolf Center
1, Hohenhof
L-2633 Senningerberg
R.C.S. Luxembourg : B 73 145

Gemplus International S. A.
Directors’ report

Activities

The Directors hereby present their report for the twelve months period ended December 31, 2003. Gemplus International S.A. is the ultimate parent company of the Gemplus Group (“Gemplus”) and such does not conduct any own operational activities.

The loss of the year is mainly attributable to the impairment recorded on the financial assets held by Gemplus International S.A..

The Directors believe that, to have a complete understanding of Gemplus International S.A., it is necessary to review these statements in connection with the consolidated financial statements of Gemplus as well to understand the report on the activities of Gemplus as presented in the Management Analysis and Discussion included in the Consolidated Annual Report.

Post Balance Sheet Events

On March 9, 2004, the Company’s Board of Directors approved a project of internal reorganization that would involve the transfer of 26 subsidiaries from Gemplus S.A. to Gemplus International S.A.. This project will be completed after certain consultation procedures and legal formalities. This reorganization is intended to better align the Company’s legal structures to its business operations.

Research & Development Activities

Gemplus International S.A. does not carry out directly any research and development activities.

Acquisition of own Shares

In 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001. During the same period, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of € 3.17 per share.

At the Extraordinary General Meeting of shareholders’ held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, as well as the cancellation of the 30,743,679 shares held by an indirect subsidiary at the time such shares may be transferred to the Company. These shares were cancelled without reduction of the issued share capital of the Company, but with a consequential increase of the accounting par of the shares in issue.

During the third quarter of 2002, the Company purchased 656,024 shares of its outstanding common stock from two formers Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement.

On March 10, 2003, the 30,743,679 shares held by the Company’s indirect subsidiary were distributed to the Company and cancelled.

During the first quarter of 2003, the Company purchased 487,957 shares of its outstanding common stock from five former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

As at December 31, 2003, the Company held 1,290,029 treasury shares.

Gemplus International S. A.
Directors’ report

Outlook

The restructuring programs implemented in 2003 and before are starting to deliver our strategic objectives. Having executed the transition, Gemplus has begun 2004 in an improved posture:

•	We are in a good position to capture market opportunities and to continue to enhance our competitive position around the globe.

•	We intend to keep focusing on controlling costs.

•	As the wireless sector gains momentum, the Telecommunication segment should benefit from the evolving strategic role of the SIM card for the wireless carriers. This, in turn, should result in a further improved business mix and help offset pricing pressure. We expect the U.S. market to enjoy steady growth in SIM adoption, while 3G should play an increasingly important role for the Company throughout the year.

•	In our Financial Services segment, we should be well positioned to take advantage of the positive momentum generated by the EMV migration, in particular in the United Kingdom, South America and Asia.

•	In our newly formed Government ID and Corporate Security segment we anticipate appreciable gains when emerging markets for these products and economic conditions improve, taking into account relatively long sales cycles.

For 2004, we anticipate continued improvement in our operating income for the year as a whole. This, however, assumes an average exchange rate of approximately 1.20 US$  per euro or better.

March 9, 2004
The Board of Directors

2

Independent Auditor’s report	PricewaterhouseCoopers Société à responsabilité limitée Réviseur d’entreprises 400, route d’Esch B.P. 1443 L-1014 Luxembourg Téléphone +352 494848-1 Facsimile +352 494848-2900

To the Shareholders
Gemplus International S.A.

We have audited the annual accounts of Gemplus International S.A. for the year ended December 31, 2003 and have read the related Directors’ report. These annual accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the Directors’ report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Gemplus International S.A. as of December 31, 2003 and of the results of its operations for the year then ended.

The Directors’ report is in accordance with the annual accounts.

PricewaterhouseCoopers S.à.r.1. Réviseur d’entreprises Represented by	Luxembourg, March 9, 2004

Philippe Duren

R.C.S. Luxembourg B 65 477 — TVA LUI7564447

Gemplus International S.A.
Balance sheet as of December 31, 2003

		(in thousands of euros)
Assets	Notes	December 31, 2003	December 31, 2002	December 31, 2001
Intangible assets	2.2,5	1	4,196	3,568
Tangible assets	2.2	—	179	225
Financial assets
investments in subsidiaries	2.2,6	1,158,719	1,327,735	1,687,972
advance to suppliers — long-term portion	7	—	14,461	17,020

Fixed assets		1,158,720	1,346,571	1,708,785
Debtors
accounts receivable	8	36,077	36,618	91,623
advance to suppliers — short-term portion	7	12,115	9,642	22,865
amounts owed by subsidiaries	8	52,851	326,081	340,920
other debtors	8	667	8,917	894
Treasury shares	4	1,578	1,073	14,939
Short-term deposits		—	47,943	16,601
Cash and cash equivalents		193	7,422	15,006

Current assets		103,481	437,696	502,848
Prepayments	7	1,756	2,901	1,077

Total assets		1,263,957	1,787,168	2,212,710

Liabilities and shareholders' equity	Notes	December 31, 2003	December 31, 2002	December 31, 2001
Share capital		127,889	127,644	127,056
Additional paid-in capital		1,640,371	1,668,010	1,661,620
Reserve for treasury shares held		1,578	1,073	14,939
Result brought forward		(398,383)	(17,562)	(7,174)
Net loss for the year		(188,151)	(380,821)	(10,388)

Shareholders’ equity	3	1,183,304	1,398,344	1,786,053
Provision for liabilities and charges	10	38,018	1,211	151
Accounts payable	8	26,978	25,199	45,005
Tax and social liabilities	8	2,092	1,616	485
Amount owed to subsidiaries		—	352,498	364,414
Other liabilities	8	13,565	8,300	16,602

Creditors		42,635	387,613	426,506

Total liabilities and shareholders’ equity		1,263,957	1,787,168	2,212,710

The accompanying notes form an integral part of these financial statements

4

Gemplus International S. A.
Income statement for the year ended December 31, 2003

		(in thousands of euros)
	Notes	December 31, 2003	December 31, 2002	December 31, 2001
Operating income
income from the recharge of services	2.8	51,074	52,793	93,195
including amounts attributable to subsidiaries		51,074	52,793	93,195
Operating charges
staff costs
wages, salaries and other employee benefit costs		(1,124)	(321)	(170)
social security costs		(185)	(61)	(20)
other operating charges	9	(58,989)	(54,384)	(90,560)

Operating result		(9,224)	(1,973)	2,445
Interest receivable and similar income		5,520	3,425	3,159
including amounts attributable to subsidiaries		3,931	2,245	1,760
Value adjustment on current assets and financial assets		(205,195)	(384,218)	(2,913)
Dividend income		29,821	—	—
Other financial income/(charges), net		(6,796)	6,232	(606)

Net financial result	10	(176,649)	(374,561)	(360)

Net profit/(loss) before taxes and exceptional result		(185,873)	(376,534)	2,085
Exceptional income		—	—	358
Exceptional expenses		(1,816)	(3,065)	(12,351)

Exceptional result	11	(1,816)	(3,065)	(11,993)
Result before tax		(187,689)	(379,599)	(9,908)
Income tax	17	(462)	(1,222)	(480)

Net loss for the year		(188,151)	(380,821)	(10,388)

The accompanying notes form an integral part of these financial statements

5

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 1 — General

Gemplus International S.A. (“the Company”) was incorporated as a “societe anonyme” in the Grand Duchy of Luxembourg on December 6, 1999.

The object of the Company is:

•	to manufacture and trade in all types of electrical, electronic, or mechanical goods or equipment and in software and software services;

•	to purchase, manufacture and sell all products, components and materials which may be used in the context of the above-mentioned activities;

•	to provide all services and act as general contractor for all projects relating to or in connection with the above-mentioned activities; and

•	to perform research and scientific and technical studies on, to apply for, acquire, develop and license, all patents, licenses, inventions, processes, brands, and models that may have a connection with the Company’s purpose.

The Company may also carry out all transactions pertaining directly or indirectly to the acquiring of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests.

The Company is formed for an unlimited duration. It is registered with the Luxembourg Registration Office under the number B 73145.

In conformity with the law of July 11, 1988 applicable to Commercial Companies, the Company prepares consolidated financial statements. These consolidated financial statements are available at the Company’s registered office.

Note 2 — Accounting principles

Some captions from the balance sheet for 2001 and the income statement for 2002 have been reclassified in order to ensure comparability of related figures.

The reclassifications performed are the followings:

•	in 2001, a reclassification increasing by € 324,125 thousand “amounts owed to affiliated undertakings” and “amounts owed by affiliated undertakings”;

•	in 2002, a reclassification decreasing by € 189 thousand “other operating charges”, increasing by € 150 thousand “wages, salaries and other employee benefit costs” and increasing by € 39 thousand “social security costs”.

2.1 Valuation rules

The accounts are drawn up in accordance with the general valuation principles described in the Luxembourg Company Law.

6

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

2.2 Fixed assets

•	Intangible assets (other than development costs) are stated at cost less accumulated amortization. Development costs: although the development of smart card technology is generally undertaken by its subsidiaries dedicated to research, the Company may occasionally acquire such technology. Such acquired development costs are stated at cost less accumulated amortization and impairment. The development costs identified are recorded in assets and are amortized based on the straight-line method over their estimated useful life, which normally does not exceed three years.

•	Tangible assets are carried at cost. They correspond to fixtures and fittings, which are depreciated over a period of 5 to 10 years, using the straight-line method.

•	Financial assets correspond to investments in subsidiaries. They are recorded at acquisition cost in the balance sheet. The Company reviews the carrying value of its investments on a regular basis. A value adjustment is made when there is a permanent diminution in their value.

At each balance sheet date, the Company assesses whether events or changes in circumstances would indicate that the carrying amount of fixed assets has been impaired.

2.3 Current debtors

Current debtors are valued at their nominal value. When the estimated value at year-end is lower than the nominal value, a value adjustment is recorded.

2.4 Treasury shares

From time to time, the Company, with the approval of the Board of Directors, repurchases a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfill its obligations under the stock option plans or are intended for cancellation. Treasury shares are presented at cost in current assets and a corresponding undistributable reserve has been recorded within the shareholders’ equity.

2.5 Short-term deposits

Short-term deposits have an original or remaining maturity of three months or less.

2.6 Foreign currency translation

The Company maintains its accounts in euro and both the balance sheet and income statement are expressed in this currency.

Transactions in foreign currencies are recorded at the rate of exchange ruling on the transaction date. With the exception of fixed assets, all assets and liabilities denominated in foreign currencies are converted at the exchange rate ruling at the balance sheet date. Related realised gains and losses as well as unrealised gains and losses are recognized in the income statement.

7

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

2.7 Foreign exchange risk

The Company and its subsidiaries (the “Group”) operate internationally and are exposed to foreign exchange risk arising from various currency exposures. The policy of the Company is to hedge its foreign currency exposure on its assets, liabilities and transactions denominated in currencies other than the euro. Although hedging activity is generally undertaken by a dedicated subsidiary, the Company may enter into certain transactions on behalf of the Group. In such cases, gains and losses on foreign exchange hedging contracts and resulting from the conversion of assets and liabilities into euros, are recorded in exchange gains or losses in net financial result.

2.8 Operating income

The Company and certain subsidiaries can perform services on behalf of the Group. These types of services are mainly provided by Gemplus International S.A. and the subsidiaries in France, the United States, the United Kingdom, Luxembourg and Switzerland. All corporate related costs performed by the subsidiaries are invoiced to Gemplus International S.A. with a margin of 5% covering their unallocated general and administrative costs.

Until 2002, Gemplus International S.A. reinvoiced all the operating subsidiaries worldwide on the basis of allocation keys such as revenue generated. Since beginning 2003, Gemplus International S.A. reinvoices Gemplus S.A. (France) and Gemplus Microelectronics Asia Pte Ltd. (Singapore), the two leading technological and manufacturing centers for the Group, on the basis of allocation keys such as production volumes.

However, certain costs which specifically relate to the holding company’s activity, such as exchange gain and loss, interest income and expense, termination benefits of Group executives, internal audit costs, investors relations and certain legal costs remain as expenses for Gemplus International S.A..

8

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 3 — Shareholders’ equity

Shareholders’ equity during fiscal years ended December 31, 2003 and 2002 is as follows:

					Reserve for	Results
		Number	Share	Paid-in	treasury	brought
	Date	of shares	capital	capital	shares held	forward	Net loss	Total
	(in thousands of euros)
Shareholders’ equity as at December 31, 2001		635,282,297	127,056	1,661,620	14,939	(7,174)	(10,388)	1,786,053

Allocation of prior year losses		—	—	—	—	(10,388)	10,388	—
Net loss		—	—	—	—	—	(380,821)	(380,821)
Contribution of Gemplus SA shares	April 16, 2002	661,300	132	1,683	—	—	—	1,815
Issuance of shares pursuant to share options exercised	April 16, 2002	398,350	80	586	—	—	—	666
Contribution of Gemplus SA shares	July 30, 2002	1,098,250	222	2,792	—	—	—	3,014
Contribution of Gemplus SA shares	Nov. 15, 2002	765,600	154	1,946	—	—	—	2,100
Cancellation of treasury shares		(4,634,859)			(14,483)	—	—	(14,483)
Purchase of 656,024 treasury shares		—	—	(617)	617	—	—	—

Shareholders’ equity as at December 31, 2002		633,570,938	127,644	1,664,010	1,073	(17,562)	(380,821)	1,398,344

Allocation of prior year losses		—	—	—	—	(380,821)	380,821	—
Net loss		—	—	—	—	—	(188,151)	(188,151)
Cancellation of treasury shares		(30,743,679)		(29,821)	—	—	—	(29,821)
Contribution of Gemplus SA shares	March 10, 2003	710,150	143	1,806	—	—	—	1,949
Contribution of Gemplus SA shares	August 20, 2003	37,500	8	95	—	—	—	103
Issuance of shares pursuant to share options exercised	August 20, 2003	17,500	4	16	—	—	—	20
Contribution of Gemplus SA shares	Dec. 29, 2003	263,250	56	666	—	—	—	722
Issuance of shares pursuant to share options exercised	Dec. 29, 2003	162,337	34	105	—	—	—	139
Purchase of 487,957 treasury shares		—	—	(505)	505	—	—	—

Sharehoders’ equity as at December 31, 2003		604,017,996	127,889	1,640,371	1,578	(398,383)	(188,151)	1,183,304

The authorized share capital of the Company is currently 400,000,000 euro consisting of 2,000,000,000 shares with no legal par value, of which 604,017,996 were issued at year-end.

An agreement still exists with certain employees or former employees of our French subsidiary Gemplus S.A., whereby they can exchange their shares in Gemplus S.A. for shares of Gemplus International S.A. upon request. As at December 31, 2003, the number of shares of Gemplus S.A., which can be contributed under such an agreement, corresponds to the equivalent of 3,294,800 Gemplus International S.A. shares.

9

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 3 — Shareholders’ equity (cont.)

Share option plans

During the year, 179,837 share options were exercised by employees in accordance with the relevant share option plans (see Note 12).

Note 4 — Treasury shares

In 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001. During the same period, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of € 3.17 per share.

At the Extraordinary General Meeting of shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, in addition to the cancellation of 30,743,679 shares held by an indirect subsidiary at the time as such shares may be transferred to the Company. The 30,743,679 shares were distributed to the Company and cancelled on March 10, 2003. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however it resulted in an increase of the par value of the issued shares.

In 2002 and in 2003, the Company purchased respectively 656,024 and 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement.

As at December 31, 2003, the Company held 1,290,029 shares of its outstanding common stock.

Treasury shares activity for the years ended December 31, 2003 and 2002 is as follows:

Number of
treasury shares
As at December 31, 2001	4,780,907
Cancellation of treasury shares	(4,634,859)
Purchase of treasury shares pursuant to the 2000 Celocom Limited share purchase agreement	656,024

As at December 31, 2002	802,072

Treasury shares received through distribution	30,743,679
Cancellation of treasury shares	(30,743,679)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957

As at December 31, 2003	1,290,029

10

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 5 — Intangible assets

As at December 31, 2002, intangible assets mainly related to the development costs of certain new smart card technologies for € 4,180 thousand. In the second quarter of 2003, the decision was taken to externalize the further development of such a project and an agreement was reached with a microprocessor chips supplier. Given the uncertainty related to the future cash flows to be generated by this agreement, an impairment charge of € 4,180 thousand has been recorded within other operating charges.

Note 6 — Investments in subsidiaries

Movements for the year 2003 are as follows:

	Acquisition	Valuation	Carrying
(in thousands euros)	cost	allowance	value
December 31, 2002	1,701,183	(373,448)	1,327,735
Increase	8,911	(177,927)	(169,016)
Decrease	—	—	—

December 31, 2003	1,710,094	(551,375)	1,158,719

In 2003, the Company received shares of Gemplus S.A. (France) in exchange for its own shares as part of the agreement with Gemplus S.A. described in Note 3. The Company also entered into miscellaneous acquisitions. Main investments include the following:

	(in thousands euros)
					Percentage of
	Acquisition	Valuation	Carrying	Country of	ownership as at
Subsidiary	cost	allowance	value	incorporation	December 31, 2003
GEMPLUS FINANCE S.A.	727,895	(88,000)	639,895	Luxembourg	100%
GEMPLUS S.A.	848,195	(340,000)	508,195	Gémenos — France	99%
GEMVENTURES S.A.	9,995	(9,995)	—	Zaventem — Belgium	99%
GEM PLUS Management et Trading S.A.	656	—	656	Geneva — Switzerland	100%
CELOCOM	57,914	(57,914)	—	Dublin — Ireland	100%
SLP	51,213	(51,213)	—	Nanterre — France	100%
GOLDPAC (GDSZ, GSCZ)	4,784	—	4,784	Zhuhai — China	65%
Other investments	9,442	(4,253)	5,189

Shares in affiliated undertakings	1,710,094	(551,375)	1,158,719

The Company reviews the carrying value of its investments on a regular basis. This consists in estimating the fair value of its shareholdings applying techniques such as the net present value of future cash flows or comparables. Unless it can be clearly demonstrated, such valuations are not significantly different from the overall Group market capitalization at the date the valuation exercise is performed. On this basis, a provision of € 60 million has been accounted for on Gemplus S.A. shareholdings, this subsidiary owning all the significant operating entities of the Group and a provision of € 88 million has been accounted for on Gemplus Finance S.A. shareholdings, this subsidiary owning all the current accounts with the significant operating entities of the group.

11

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 7 — Advance to suppliers and prepayments

During the fourth quarter 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility for € 37.6 million. Such advance facility was repayable based on the volumes purchased. Following the economic downturn in the wireless market, the Company amended the payments terms of this agreement in October 2002. As at December 31, 2003, the remaining balance of the advance facility, which bears interest, amounts to € 12,001 thousand and will be paid in quarterly installments ending December 2004.

Prepayments mainly relate to insurance premiums and professional services.

Note 8 — Maturities of assets and liabilities

Maturities of assets and liabilities are detailed as follows:

	(in thousands of euros)
		Less than 1	More than 1
Assets	Gross value	year	year
Accounts receivable (group)	36,077	36,077	—
Advance to suppliers	12,115	12,115	—
Group current accounts	52,851	52,851	—
Accrued hedging gain	14	14	—
Other assets	653	653	—

Total assets	101,710	101,710	—

	(in thousands of euros)
		Less than 1	More than 1
Liabilities	Gross value	year	year
Accounts payable (group)	23,858	23,858	—
Accounts payable (other)	3,120	3,120	—
Tax and social liabilities	2,092	2,092	—
Bank overdraft	72	72	—
Other liabilities	13,493	7,106	6,387

Total liabilities	42,635	36,248	6,387

On December 19, 2001, the Company’s Board of Directors accepted the cessation of Dr. Marc Lassus as its Chairman. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board required the Company to make a severance payment to Dr. Lassus in the amount of € 11,190 thousand (USD 9,983 thousand) recorded in the Company’s 2001 net income, out of which USD 2,000 were paid in January 2002. The remaining amount was payable upon fulfillment of certain conditions. Such conditions have not been fulfilled, and as at December 31, 2003, the Company has not paid this amount. As at December 31, 2003, an amount of € 6,387 thousand is recorded within “other liabilities”.

In March 2003, the Company entered into a share purchase agreement for the acquisition of two companies in China. The purchase liability related to this acquisition at December 31, 2003 amounts to € 4,500 thousand is recorded within “other liabilities”.

12

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 9 — Other operating charges

Other operating charges mainly relate to corporate activities such as general management, business unit management, finance, information systems, treasury, and legal.

	(in thousands of euros)
December 31,	2003	2002	2001
General expenses	44,221	43,815	76,045
Fees	10,370	10,378	14,296
Impairment of intangible assets (see Note 5)	4,180	—	—
Director’s fees	218	191	219

Other operating charges	58,989	54,384	90,560

Note 10 — Net financial result

Net financial result is as follows:

	(in thousands of euros)
Year ended December 31,	2003	2002	2001
Exchange gains/(losses)	(6,759)	6,471	(98)
Other financial expenses	(37)	(239)	(519)
Dividends received	29,821	—	—
Value adjustment on current assets	—	—	(2,913)
Value adjustment on financial assets	(205,195)	(384,218)	—
Interest received from subsidiaries	3,931	2,245	1,760
Interest received on short-term deposits	1,589	1,180	1,399
Other financial income	—	—	11

Net financial result	(176,649)	(374,561)	(360)

The value adjustment on financial assets was comprised of the following:

	(in thousands of euros)
Year ended December 31,	2003	2002
Valuation allowance on investments in subsidiaries	(177,927)	(373,448)
Valuation allowance on current accounts with subsidiaries	9,850	(9,870)
Provision for negative net equity of investments	(37,118)	(900)

Total provision relating to investments in subsidiaries	(205,195)	(384,218)

13

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 11 — Exceptional result

	(in thousands of euros)
Year ended December 31,	2003	2002	2001
Other exceptional income	—	—	107
Reversal of exceptional provision	—	—	251
Management severance expenses (see Note 7)	—	—	(12,351)
Restructuring expenses	(1,816)	(3,065)	—

Exceptional result	(1,816)	(3,065)	(11,993)

The Company announced two restructuring and rationalization programs in 2002, on February 6 and on December 9. The Company recorded a total restructuring charge of € 3,065 thousand in 2002 and of € 1,816 thousand in 2003 (see Note 15), in connection with these programs.

Note 12 — Share option plans

The Company may grant, under various employee share option plans (the “Plans”), options to purchase or subscribe for shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the shares at the date of grant. The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years. The total number of options granted in all Plans is 60,565,763 options, of which 20,114,104 are exercisable at present at prices ranging from € 0.83 to € 6.00.

As part of the agreement with certain employees and former employees of Gemplus S.A. as described in Note 3, stock options granted at the level of Gemplus S.A. can ultimately be converted into 21,709,150 shares of Gemplus International S.A. for an exercise price ranging between € 0.83 and € 3.51.

On April 17, 2002, the Company’s Board of Directors voted to approve a plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant. On December 31, 2003, 14,720,246 stock options were outstanding.

Warrants

As at December 31, 2003, 2,561,973 warrants were outstanding. These warrants are exercisable at a per share price of € 2.3375 at any time until July 2007. As at December 31, 2003, no warrant had been exercised.

14

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 13 — Related party transactions

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on the Company’s Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002 and resigned as Chief Executive Officer of the service company effective on December 19, 2001. He remains a member of its Board of Directors and of the Company’s Board of Directors. In addition, Texas Pacific Group, a shareholder of the Company, is a major shareholder of the service company. This service company was appointed to provide an independent review of the Company’s management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company continued to use the services of this company and the total cost recorded in its income statement in 2002 for this arrangement amounted to € 1,737 thousand.

During 2002, the Company paid an amount of USD 2,000 thousand in connection with the cessation of its former Chairman of the Board of Directors, Dr. Lassus, on January 10, 2002 (see Note 8)

During 2003, the Company did not entered into any significant transactions with related parties.

In addition, other related party transactions involving certain subsidiaries of the Company are disclosed in the Notes to the Consolidated Financial Statements of Gemplus International S.A..

Note 14 — Legal proceedings

The Company has taken legal action to seek repayment of a loan due by Dr. Lassus to an indirect subsidiary of the Company. These proceedings are currently pending and Dr. Lassus challenges the existence of this loan and his obligation to repay. The Company bases its claims for repayment on an agreement signed on December 19, 2001 and relating to the cessation of Dr. Lassus as Chairman of the Board of Directors, as well as on numerous written confirmations from Dr. Lassus confirming the existence of the loan and his intention and ability to repay. Regardless of the outcome of these proceedings, the collection of the loan will depend on the financial capability of Dr. Lassus, which the Company believes is uncertain at this time.

In addition, the Company is subject to legal proceedings, claims and litigations arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s financial position or results of operations.

Note 15 — Lease commitments

As part of the restructuring program, the Company has decided to rationalize its head-office spaces and has recorded a provision amounting to € 1,676 thousand representing the penalty to be paid to the lesser for the anticipated cancellation of the lease.

The Company has no other significant lease commitment as at December 31, 2003.

15

Gemplus International S. A.
Notes to the statutory financial statements as at December 31, 2003

Note 16 — Foreign currency derivatives contracts

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for any purposes other than hedging.

Outstanding forward contracts described below are at closing rates:

	(in thousands of euros)
December 31,	2003			2002
				USD and
	USD	GBP	JPY	USD area(1)	GBP	JPY
Forward contracts	(12,001)	—	—	(186,351)	(1,470)	(8,059)
TOTAL	(12,001)	—	—	(186,351)	(1,470)	(8,059)

In the amounts reported above, a negative position means the Company sells the currency against EUR; a positive position means the Company buys the currency against EUR

(1) USD area includes currencies closely related to USD: mainly CAD, AED, AUD, KRW and SGD

Note 17 — Taxation

The Company is subject to the income tax regulations that generally apply to companies incorporated in Luxembourg.

Note 18 — Subsequent events

On March 9, 2004, the Company’s Board of Directors approved a project of internal reorganization that would involve the transfer of 26 subsidiaries from Gemplus S.A. to Gemplus International S.A.. This project will be completed after certain consultation procedures and legal formalities. This reorganization is intended to better align the Company’s legal structures to its business operations.

16

2003

ANNUAL REPORT

Company Profile

Gemplus: the worldwide leader in the smart card industry*

Gemplus is active in 37 countries around the world, with 50 Sales and Marketing offices, 4 Research & Development centres, 17 personalization facilities and 11 manufacturing sites.

Our products and services help bring trust, privacy and convenience to the everyday lives of 750 million users worldwide**. To date, we have supplied some 4 billion smart cards.

Our portfolio includes:

•	Memory and microprocessor cards for use in wireless communications, SIM cards, payment systems and in other various applications;

•	A full range of associated software, middleware, and server-based solutions;

•	Consulting, training and support services;

•	Smart card interfaces, readers, and chipsets.

These enable a wide variety of secure, portable, personalized solutions in areas like Wireless Telecommunications, Public Telephony, Banking, Retail, Healthcare, Transport, Identity, WLAN, Pay-TV, E-Government and Access Control.

In every sector, we compete through our capacity for technological innovation, which is the result of having by far the largest R&D team in the industry with researchers in security and cryptography of international renown.

Security is fundamental to our technology. Every day, organizations, businesses and governments rely on our solutions to limit fraud, verify transactions worth billions of dollars, safeguard communication, and process millions of demands for identification.

At the same time, we help our clients to enhance their customer relationships and increase profitability in a rapidly changing world.

*	measured in both revenue and total shipments (source: Gartner-Dataquest, Frost & Sullivan, Datamonitor).

**	Gemplus estimates

Year in Review

A Vision of Growth and Profitability

2003 was a crucial turning point in the 15-year history of Gemplus. We defined it as a year of transition, during which we would move the company onto a pathway toward growth and profitability.

With determination and teamwork, we achieved this objective. Revenue growth improved throughout the year, at an annual rate of 4% currency adjusted, peaking at 24% from the 3rd to the 4th quarter. In terms of operating income excluding restructuring charges, we broke even during the 3rd quarter (the first time this had been accomplished since 2000) and we achieved € 1.8 million in the 4th quarter. This improvement was in spite of the decline of the US dollar against the Euro, which had a substantial negative impact on our results, and could only partially be mitigated by hedging programs.

These financial improvements stemmed mainly from the successful implementation of a comprehensive plan which we had announced at the start of the year. There were six key initiatives:

•	We initiated a cost reduction program in order to achieve an overall cost structure that is competitive in the market place. This program was largely completed during 2003, with the remainder of the program being recorded during 2004. Although the focus on efficiency and cost competitiveness is ongoing, we do not believe at this stage that further, major restructuring programs will be required.

•	We implemented a company-wide reorganization with the overall objective of serving our customers more effectively. This initiative included:

—	strengthening our regional capabilities in order to improve our responsiveness to our customers;

—	integrating our operational activities in order to meet our customers’ needs more completely, and also to address efficiencies;

—	reviewing our important R&D capabilities, in order to improve time to market and productivity;

—	establishing a separate development group responsible for nurturing new initiatives such as our Wireless LAN efforts.

•	We invested significantly in strengthening our Senior Management teams:

—	We attracted new executives in key areas, including Regional Heads for China and North America, and new Heads of Operations, Human Resources, Corporate Communications, and Investor Relations;

—	We reinforced the management of both the Financial Services segment, and the Identity and Security segment. These new teams, with their refocused strategies, are expected to enhance our ability to participate in these important growth areas of our business.

•	We made important progress in communicating with the market place about our key technologies. For example, the SIM card represents a significant portion of our business, and we raised awareness about the strategic role it plays in the wireless ecosystem. The progressive upgrading and replacement of these cards are expected to be staple growth elements for the future of the company.

•	We made improvements in the company’s execution skills. We redefined management processes in terms of setting objectives, establishing accountability, and making and reviewing decisions. Our purpose was to ensure that our decisions are taken faster, and from our customers’ perspective.

•	Our Board of Directors focused on strengthening its roles in terms of accountability and overview. With changing corporate governance laws, both in the US and Europe, Gemplus adopted a new set of Corporate Governance guidelines with effect from early 2004. The company will be fully compliant with the new regulations.

The substantial progress made during 2003 could not have been accomplished without the strong support, dedication and commitment of Gemplus employees. They have enabled us to turn our plans into reality. Notwithstanding the challenging environment of the recent past, they focused on the right priorities: serving customers and outperforming the competition. Those priorities will receive even more attention in 2004 and beyond.

2004 will be a year of constant progress. Much was achieved during 2003, but more remains to be done. We will build on the solid foundations we have established, and take advantage of the significant growth opportunities we see for our business around the world by introducing new products and services. We will accelerate our efforts to serve our customers, and help them as they strive for differentiation. We will make continuous improvement in operational efficiency an important part of our agenda. Overall, our objective of growth towards profitability will continue to be the central theme and focus for 2004.

Finally, we wish to thank our shareholders for the support they have given us in 2003. We hope that our relentless efforts to improve our business will continue to earn us their confidence in the years to come.

Alex Mandl	Dominique Vignon
Chief Executive Officer	Chairman of the Board of Directors

Corporate Governance

Board of Directors

Dominique Vignon
Chairman of the Board of Directors
of Gemplus International S.A.

David Bonderman
Vice-Chairman of the Board of Directors
of Gemplus International S.A.,
Managing Director
of Texas Pacific Group

Alex J. Mandl
Director and Chief Executive Officer
of Gemplus International S.A.

Randy L. Christofferson
Director of Gemplus International S.A.,
Managing Director
of MIOGA Ventures, LLC

Thierry Dassault
Director of Gemplus International S.A.,
Chairman and Chief Executive Officer
of Dassault Multimédia

Geoffrey Fink
Director of Gemplus International S.A.,
Principal Texas Pacific Group

Johannes Fritz
Director of Gemplus International S.A.,
Head of the Quandt Family Office

Werner Koepf
Director of Gemplus International S.A.,
Member of the Board
of Marconi Corporation plc

Peter Kraljic
Director of Gemplus International S.A.,
Advisory Council Member
of Mckinsey and Company Inc.

Daniel Le Gal
Director of Gemplus International S.A.,
Partner and Managing Director
of Finadvance

Ronald W. Mackintosh
Director of Gemplus International S.A.,
Chairman of Differentis

William S. Price, III
Director of Gemplus International S.A.,
Managing Director
of Texas Pacific Group

Our Commitment to Corporate Governance and Integrity

As recent history shows, the success of a company can be determined by its commitment to good corporate governance and business ethics. We are dedicated to continuously earning the trust and respect of all our stakeholders. We are also dedicated to compliance with all legal requirements concerning how our company is run and the accuracy and transparency of our disclosures. With our securities listed on both the Euronext Paris and Nasdaq stock exchanges, these requirements have never been higher. And yet we still treat them as a “floor, not a ceiling” for our standards of behavior.

Our commitment is shown every day in our company culture. We also show our commitment in charters, policies and other documents that are adopted and followed by our company.

Our Board of Directors is focused on keeping our company on course towards success for the benefit of our shareholders and other stakeholders. In order to promote its effectiveness, the Board of Directors has adopted Corporate Governance guidelines. These guidelines exceed existing requirements, and express high expectations for the Board’s performance.

Operational Committee

General Management Committee

Alex J. Mandl
Chief Executive Officer

Philippe Combes
Executive Vice President,
Operations & Financial Services

Philippe Duranton
Executive Vice President,
Human Resources

Yves Guillaumot
Executive Vice President,
Chief Financial Officer

Stephen Juge
Executive Vice President,
General Counsel

Jacques Seneca
Executive Vice President,
Business Development Group,
ID & Security

Philippe Vallée
Executive Vice President,
Telecom Business Unit

Justin d’Angelo
Senior Vice President
Financial Services

Ernie Berger
President
North America (NORAM)

Rémi Calvet
Vice President
Corporate Communications

Fang Soong Chou
President
South East Asia (SEA)

Akio Kondo
President
Japan & Korea (JaKor)

Pierre-Henri Odin
Senior Vice President
Purchasing

Philip Shih
President
Greater China (Gchina)

Committees of Gemplus International S.A.

Audit Committee
William S. Price, III (Chairman)
Randy L. Christofferson
Johannes Fritz
Werner Koepf

Compensation Committee
Dominique Vignon (Chairman)
David Bonderman
Thierry Dassault

Stock Administration Committee
Alex J. Mandl
Chief Executive Officer

Philippe Duranton
Executive Vice President,
Human Resources

Yves Guillaumot
Executive Vice President,
Chief Financial Officer

Stephen Juge
Executive Vice President,
General Counsel

The Audit Committee of our Board of Directors has a critical role in ensuring our good financial controls and the quality of our financial disclosures. Our Audit Committee is composed solely of independent directors, and is responsible for the oversight of our independent auditors.

The Compensation Committee of our Board of Directors critically reviews and approves our compensation strategies and policies, and oversees our equity compensation plans.

Every representative of our company, including all employees, officers and directors, is expected to comply with the “letter and the spirit” of all laws that apply to our activities. They are also required to conduct company affairs responsibly and ethically. To this end, we have adopted a Code of Ethics that establishes a set of standards and provides guidance for the conduct of all our representatives. Our Code of Ethics includes principles on internal controls, financial disclosures, accountability, business practices, and legal compliance.

Research & Development

Substantial investments

Gemplus has maintained its R&D investment at a much higher level than the industry average in order to develop differentiation. While many of our competitors are focusing on commodity solutions only, we believe that the added value of our business depends on the strength of the security of our solutions.

Innovative by nature

In 2003, the main objectives of our Research and Development were to adapt our structure to match the company’s new strategy, prepare for the next wave of economic growth, and transform our substantial investment in R&D into a key differentiator for our products and services.

Into the future with Java

Our products are designed to anticipate future market requirements. Consider, for instance, Java Cards. We have taken the lead in terms of performance and flexibility of memory management, allowing our customers to use lower cost configurations that provide the same benefits. The high performance of our 128K card combined with our SimToolKit navigation directly improves the end-user experience with faster menu access.

Additionally, we launched a full range of 3G Java CardsTM in 2003. Thanks to the efficiency of our products and time-to-market, we took the industry lead in terms of the number of customers supported in their deployment of 3G technology. Among the features of our cards are dual-standard compatibility (2G and 3G), support for multi-application schemes, and enhanced personal data support.

Developing excellence

•	We brought together our R&D activities in France into a single center of expertise staffed with over 500 engineers, notably including our research and security departments;

•	We significantly expanded our Singapore R&D center to meet growing demand in the wireless telecommunications and banking markets;

•	We opened an R&D center in China to handle the needs of the local mobile phone market and develop innovative activities;

•	We opened a Business Incubator Department in charge of speeding up the introduction of new technologies in the marketplace and growing the long term role of smart cards in IT;

•	We created a new department specializing in wireless LAN security.

Seizing new opportunities: Wireless LAN

The rapid growth of Wi-Fi technology has raised security and identification concerns for many of our customers. In response to this opportunity, we have made important investments in this field, and our efforts are led by a dedicated team of experts drawn from our wireless (SIM card) and enterprise security activities.

We have developed a smart card-based solution that enables simple and secure Wi-Fi access to corporate resources, whether remotely or on site. The smart card allows the operator or service provider to leverage their existing mobile network to build a mobile data offering for business users.

Our solution consists of a single secure device that combines Wi-Fi connectivity and VPN authentication under a single PIN. During 2003, we successfully completed several pilot programs, paving the way for 2004.

Sustainable Development

Laying the foundations

We believe that business performance can be measured in terms of social and environmental responsibility—two key ingredients in our move toward sustainable development.

Developing talents

For the development of our future leaders, we organized a high level management training program called Gemplus University. It prepares our managers for changes in our business, identifies strategic opportunities and creates a “think tank” for pertinent company issues. In 2003, our Gemplus University participants helped define our new company values, reflecting the diversity of our workforce.

To help us increase employee satisfaction, we launched the GemQuest 2003 employee satisfaction survey. Over 57 percent of our staff worldwide responded (as high as 98 percent in some countries). The results will enable us to define areas of improvement as well as reinforce our strengths. Progress will be measured and communicated on a regular basis.

Exceeding quality and environmental expectations

Proactive Customer Care

We continually strive to strengthen customer relationships. In 2003, we went from handling claims “reactively” to using a “proactive” approach driven by TELL ME, our customer listening process. Above and beyond measuring customer satisfaction, TELL ME allows us to identify and address current and future customer requirements.

The quality of our products and services is the result of the quality of our processes. We continued to optimize their performance and to deploy them. Together, they form our Quality Management System, which recorded several successes in 2003:

•	Our products continued to be successfully qualified according to market technical specifications (ISO, wireless and banking)

•	We completed our roadmap of migration to the most recent revision of ISO 9001 (all 11 of our facilities are certified)

•	Our R&D departments obtained the Capability Maturity Model Level 2 certification for their software development systems

Minimizing environmental impact

The objective of our Environmental, Health & Safety strategy is to design environmentally friendly products that can be produced in an ecologically responsible way without adversely affecting our operations.

To reduce the environmental impact at each step of a product’s life cycle, we have launched several initiatives, such as card-body Life Cycle Analysis, an environmentally friendly smart card reader, and the promotion of alternative materials. In manufacturing, we have launched continuous improvement programs for waste, energy, chemicals and packaging.

We are committed to making all our manufacturing facilities ISO 14001-compliant by 2006. To date, 6 out of 11 are already certified. We are also in the process of achieving an OHSAS 18001 pilot certification.

Telecommunications Business Unit

Wireless Telecommunications: linking operators with customers

We work with more wireless network operators in more countries than any of our competitors. We were the only European company to be involved in the first commercial 3G launch in Japan, and subsequently have been involved in every 3G launch to date.

Groundbreaker

Gemplus has been a pioneer in the telecommunications smart card industry for more than 15 years, providing innovative products and services to both wireless and fixed telecom operators.

Higher value wireless services

The SIM card is the only element in the hands of wireless customers that network operators own and can remotely manage; it is the operators’ unique and direct link with them.

In 2003, we have been influencing operators to place increased value on this vital tool. As a result, we continued to help them generate new revenue streams, reduce operating costs and migrate to next generation cards and allied software with higher added value.

For example, we improved our product mix, selling eight times more 64K Java CardTM SIMs than in 2002. Fifty percent of these sales were recorded in the fourth quarter of 2003.

We also witnessed an increase in sales of our Over The Air (OTA) technology, which enables network operators to remotely manage cards in the field, maintain a strong communication channel with their customers and offer them a range of dynamically updateable services. Moreover, we have recorded strong demand for our point-of-sale and home migration solutions to help operators accelerate the adoption of new value-added services that require a newer, high capacity SIM card.

We have been involved in the launch of every 3G network in the world. Thanks to the experience acquired early on, especially with NTT DoCoMo’s FOMA, H3G’s “3”, Mobilkom Austria and KTF, we were selected as one of the first two suppliers to deliver USIM cards to the Vodafone Group.

Meanwhile in the huge prepaid card market, Gemplus is present with a multitude of ways of topping up airtime credit from traditional scratch cards to electronic reload solutions.

Migration made easy

In a recent poll, seventy-five percent of mobile phone users stated that they would not migrate to a new subscription if it meant re-entering their phone book on a new SIM card (Source: Taylor Nelson Sofres).

To overcome this hurdle, we have developed user-friendly hardware and software solutions for copying the details from older SIM cards to newer, high capacity ones.

France’s SFR equipped all 500 of its points of sale with our retail solution, while Mobistar and Vodafone Italy have brought us in on similar projects. 3, in the UK, is selling the GemConnect MySIMcopier terminal in its flagship stores. Finally, MobiNil Egypt is migrating their subscriber base to 32K SIM cards in order to offer new services to users. To facilitate this process, the company is bundling the MySIMcopier with each new card it sends out.

Strong around the globe

Dedicated strategies for different regions and key accounts have produced strong results in 2003:

•	In Europe, the T-Mobile and France Telecom Groups selected Gemplus as a key supplier for their SIM requirements;

•	In China, we rolled out more than seven OTA platforms in mainland China and won a contract to deliver 10 million SIMs to China Unicom, one of our key customers in the region;

•	In North America, we established ourselves as a key player, confirming our collaboration with four major US carriers: Cingular, AT&T Wireless, T-Mobile and Nextel.

•	In Latin America, Sercomtel Celular was the 18th wireless operator in the region, and the second in Brazil, to choose our S@T technology.

Public telephony

“Gemplus leads the public telephony chip card market for the fifteenth year running,” says Clare Hirst, senior analyst at Gartner Dataquest. In a market that is achieving maturity worldwide, we confirmed our position as the leading provider of smart phone cards. In 2003 we shipped our three-billionth phone card to Mexican operator Telmex and are the first card manufacturer to reach this milestone.

Generating new revenues for fixed operators

As part of our objective to provide best-in-class solutions, we introduced a number of innovations in 2003. We launched a translucent card made out of ABS plastic. We also released UniSAM Version 3, the first open standard card-based application module, and KMS Version 3, a system for generating and managing secret keys.

Finally, in addition to GemPrepaid SMS/MMS (prepaid scratch cards and a portfolio of messaging services) we rolled out the GemeCash prepaid solution for buying online digital content and services. Thanks to these additional services, we help fixed telecommunication operators generate new revenue by capitalizing on their existing products.

References: Telmex (Mexico), France Telecom, ROM TELECOM (Romania), Menatel (Egypt), Deutsche Telekom (Germany), China NetCom, Otecell (Ecuador)

Financial Services and Security Business Unit

Securing relationships

Our smart card solutions enable banks, retailers, governments and enterprises to deploy services that enhance security and increase the value of their customer relationships.

Accompanying EMV migration worldwide

EMV, the international standard for smart payment cards, is changing the face of banking around the world. And wherever EMV is present, Gemplus is a driving force in the market.

In 2003, we provided products and services to over 600 banks in 80 countries. We won contracts to supply and personalize cards in almost all of the world’s EMV markets, whether big or small. In the UK, the world’s largest EMV market, we won several contracts in 2003, tripling our market share from 2002. Our biggest win was a contract to supply Halifax Bank of Scotland (HBOS) with more than 15 million cards over the next three years. In November 2003, JCB, the largest card issuer in Japan, chose Gemplus technology for their EMV microprocessors in the world’s second largest EMV market.

EMV will also enable card issuers to offer more services to their customers by embedding applications on the card. In 2003, we launched MPCOS EMV R5, the latest generation of our MPCOS multi-application EMV cards. We also offer the world’s most comprehensive range of EMV personalization solutions: our offer enables banks to upgrade their own personalization center, outsource their card issuance to Gemplus or build a hybrid solution of both in-house and outsourced services.

N° 1 smart card provider to the retail sector

Working with an extensive network of partners, we provide complete solutions—which include cards, personalization services, interfaces and consulting services—that enable retailers to increase revenues and card profits. Our product range covers conventional single-application cards, to high value multiple application card-based services for retailers wishing to build a partnership/network for a joint program.

In 2003, Lukoil Inter card, the leading brand of fuel cards in Russia and CIS countries, picked Gemplus as its sole supplier of smart cards in the company’s push to grow its customer base from 140,000 to 400,000 cards.

*	Source Frost & Sullivan

Securing electronic transactions

Gemplus was named the world leader* in smart card interfaces by Frost and Sullivan in 2003. From GemCore™ chipsets to the PC-connected devices of the GemPC™ series, we provide the world’s largest range of smart and secure card interfaces. They are the world favorites for e-transaction security, e-purse, vending, loyalty, health-care, logical access and physical access control applications.

Years of technological experience in smart card readers, certifications, and strong partnerships with key players in the computing industry such as Microsoft, Dell, IBM and Texas Instruments to name just a few, have enabled us to build an unrivalled, worldwide installed base of over 10 million units.

Promoting contactless technology for mass transit

Our expertise in contactless technology goes back to 1996, when we began serving the transportation sector. Contactless technology has been identified as a key element in reducing fraud, improving customer service and lowering maintenance costs.

In 2003, we were awarded a key contract to provide 2.5 million contactless cards to the São Paulo Transporte S.A., a public transportation management company responsible for running the Sao Paolo (Brazil) bus network, one of the busiest in the world.

Capitalizing on increased security awareness

Throughout 2003, the ID and Security business continued to emerge as a strong, dynamic and growing market. Corporate security and national ID programs are the two main markets within this space, and we scored important successes during the year.

On the corporate security front, one of the contracts we signed was with Siemens Corporation in the U.S. to deliver smart ID card chips, software and services to the Boeing Company, for a global employee ID system including over 200,000 badges.

The solution is based on our advanced corporate security subsystem, called SafesITe, which was launched in November 2003 at the Cartes 2003 conference, in France.

Making governments smarter

Nationwide ID continues to play a major role in our strategy. The contract awarded to us in Oman in 2002 was reflected in this year’s revenue increases through cards and system delivery to their citizen ID program. The countrywide issuance will continue to roll out in 2004.

Gemplus successes in the Middle East were reinforced in the second quarter of 2003, when we signed a large contract to supply the entire United Arab Emirates (UAE) population with smart ID cards. Both Oman and UAE will be using ResIDent, Gemplus’s smart card-based solution for secure ID programs.

*	measured in revenue

2003 Key Figures

Gaining momentum

Full year 2003 revenue gained momentum over the course of the year, driven by increased wireless activities and EMV ramp-up in the UK. Profitability improved thanks to cost reduction; the operating loss excluding restructuring was cut by 58%. Free cash flow excluding restructuring of € 31.0 million helped limit net cash outflow.

•	Management Discussion and Analysis

•	Consolidated Financial Statements

•	Shareholder Information

Management Discussion and Analysis of Financial Condition and Results of Operations

Operating and financial review and prospects

The year 2003 was a year of transition and building for growth. Within the year, our net sales gained momentum as we saw sequential improvement in our quarterly net sales. The results of such improvement, however, were affected by competition and pricing pressures. Net sales remained relatively stable compared to 2002. In 2003, we improved our overall performance and decreased our net loss. In the second half of the year, we narrowed our operating loss to € 14.7 million, even after € 16.5 million in restructuring charges. Thus, we experienced positive operating income excluding restructuring charges in the second half of the year. We believe this indicates the positive effects of our restructuring programs combined with increased demand for our products, especially in the wireless communication market. Our operating loss in each quarter of 2003 was also lower than the operating loss we experienced in each corresponding quarter of 2002. Our decisive actions in implementing our restructuring programs and cost cutting initiatives enabled the Company to make further progress in a challenging environment.

Our net sales declined 5% to € 749.2 million in 2003, from € 787.4 million in 2002. However, net sales were up 4%, on a currency adjusted basis. In 2003, our results were negatively affected by the strengthening of the euro, our reporting currency, in relation to the decline in value of other currencies in which we sell our products, in particular against the U.S. dollar and currencies pegged to the U.S. dollar. As a global business, operating in numerous currencies, changes in exchange rates of the euro may result in an increase or decrease in our consolidated net sales as reported in our financial statements. We provide this information to enable investors to follow the year-to-year changes in our operations with a focus on providing such information on our underlying business. We calculate the impact of currency variances by converting the figures from the current year as reported in their local currencies using the exchange rate for the previous year.

We recorded an operating loss of € 101.4 million in 2003, compared to an operating loss of € 184.7 million in 2002. Our operating loss was reduced, driven by the gross profit in our Telecommunications segment combined with the positive effects of our restructuring programs. Both operational and non-recurring factors affected our operating loss in 2003. The principal non-recurring factor was the € 62.0 million in restructuring expenses recorded in 2003, compared to € 90.0 million in restructuring expenses in 2002. The operational factors were primarily related to pricing pressure (i.e., price competition and other market forces) in our Telecommunications segment, weak sales in our Financial Services and Security segment and unfavorable currency fluctuations.

Despite a decline in selling prices and adverse currency fluctuations in certain markets, our gross margin increased by 2.3 percentage points, mainly driven by a favorable business mix (i.e., weighted towards more wireless products, higher-end products and more favorable regional pricing), the benefit of the restructuring programs and our cost cutting initiatives. Our expenses for research and development, selling and marketing and general and administrative expenses declined 16% driven by the positive effects of our restructuring programs and cost cutting measures.

Our financial position remained strong in 2003. The net decrease in cash and cash equivalents during 2003 amounted to € 33.1 million, which included the use of € 55.9 million to finance our restructuring programs. Our capital expenditures decreased to € 15.2 million in 2003, half the 2002 level, as a result of our decision to limit expenditures on facility expansions. Cash and cash equivalents were € 390.7 million at December 31, 2003 as compared to € 417.2 million at December 31, 2002.

Exposure to Exchange Rates

We report our financial statements in euros. Because we earn a significant portion of revenues and incur expenditures in countries where the euro is not the local currency, exchange rate movements between the euro and other currencies can significantly impact results of operations. Fluctuations in exchange rates may also affect the reported value of our assets and the components of shareholders’ equity. Those other currencies include the U.S. dollar, the Chinese yuan, the Singapore dollar and the British pound. In 2003, we earned 11% of our revenues in the United States, 10% in China, 10% in the United Kingdom, and 13% in Asia outside China. A substantial portion of our sales in the rest of Asia, other than China, is denominated in Singapore dollars and in U.S. dollars. The following table sets forth information relating to the average exchange rates between the euro and the other billing currencies used for recording our revenues. We seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate. To mitigate some of these risks, we have hedged certain foreign currency positions for 2004. We cannot predict, however, all changes in currency, inflation or other factors, which could affect our international businesses.

	(in euros, per unit of foreign currency)
Years ended December 31	2003	2002	2001
British pound	0.6887	0.6294	0.6218

Chinese yuan	9.2584	7.8204	7.4063

U.S. dollar	1.1289	0.9486	0.8950

Singapore dollar	1.9553	1.6928	1.6038

Seasonality

During the year 2003, our sales showed the seasonal fluctuation historically observed at the end of the year. In the fourth quarter, we generated 31% of our net sales for the year. In 2002 and 2001, only 25% of our net sales were recorded in the fourth quarter.

RESULT OF OPERATIONS

Year ended December 31, 2003 compared to year ended December 31, 2002.

Net Sales

Net sales for the year ended December 31, 2003 amounted to € 749.2 million, a 5% decrease compared with net sales of € 787.4 million for the year ended December 31, 2002. After adjusting for currency fluctuations, net sales increased by 4%.

The following table shows the breakdown of our net sales in 2003 and 2002 by reporting segment (our reporting segments are described in Note 29 to our Consolidated Financial Statements):

	(in millions of euros)
Years ended December 31	2003	2002	% change
Telecommunications	542.5	544.5	0%
Financial Services and Security	206.7	242.9	(15%)

Total	749.2	787.4	(5%)

Net sales in our Telecommunications segment remained relatively stable, at € 542.5 million in 2003 compared to € 544.5 million in 2002. On a currency adjusted basis, Telecommunications net sales increased by 9%. Telecommunications segment revenue was primarily driven by a 9% increase in sales of products used in the wireless communication market, amounting to € 436.7 million in 2003 compared to € 400.6 million in 2002. This was primarily attributable to a stronger demand for wireless products in our Telecommunications segment as our shipments of SIM cards rose 35% to 184 million units in 2003. Our increase in net sales in 2003, on a currency adjusted basis, was significantly influenced by more rapid adoption of wireless communication systems that require SIM cards in the United States, strong growth in South America and continued demand in Europe. Shipments of high-end microcontroller cards (i.e., with greater computing power and memory) increased almost tenfold, of which about half were sold during the fourth quarter of 2003.

The favorable shift to these higher-end wireless products in 2003 and the stronger demand for wireless products overall, including software and services, were sufficient to overcome the continuous pricing pressure in this segment. Other card sales in our Telecommunications segment decreased significantly in 2003 compared to 2002, mainly driven by lower demand for cards used in the public telephony market and stronger price pressure in that activity. The Telecommunications segment represented 72% of our revenues in 2003, as compared to 69% in 2002.

Growth in our Telecommunications segment is driven by very large wireless carriers increasing their use of advanced SIM cards to enhance end-user relationships and operator investments in network infrastructure that accelerate the SIM card renewal process. Higher revenues in this segment are also driven by the migration of wireless networks towards technologies that require SIM cards, particularly in the Americas and in China. Demand for SIM cards continues to shift towards higher-end products as wireless carriers launch networks based on more advanced technologies, including next generation “2.5G” and “3G” systems. These systems also facilitate a growing number of applications that require higher-end SIM cards, better device management and improved mobile data services.

Net sales in our Financial Services and Security segment declined 15% to € 206.7 million in 2003, from € 242.9 million in 2002. On a currency adjusted basis, net sales decreased by 8%. The decline in our Financial Services and Security segment was primarily due to the Geldkarte (i.e., the German payment card) market replacement cycle, decreased demand in the Pay-TV market and lower demand for microcontroller payment cards in the United States. Despite the lower demand for the Geldkarte, microcontroller payment card shipments were up 10%, driven by the ramp-up of the EMV migration in the United Kingdom (EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa, in order to migrate all of their bank cards to smart cards) which started in the third quarter of 2003. The Financial Services and Security segment represented 28% of our revenues in 2003, as compared to 31% in 2002.

We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas.

The following table breaks down our net sales among our three regions:

	(in millions of euros)
Years ended December 31	2003	2002	% change
Europe, Middle East and Africa	407.7	416.2	(2%)
Asia	171.9	199.5	(14%)
Americas	169.6	171.7	(1%)

TOTAL	749.2	787.4	(5%)

The relative stabilization in net sales in the Europe, Middle East and Africa region, which represented 54% of our revenues in 2003, was primarily due to a mixed performance between our two segments. The Telecommunications segment improved, as wireless carriers resumed investments in infrastructure (in which our products have a prominent role), to increase their average revenue per user. Telecommunications revenue growth was particularly strong with the leading wireless carriers in Europe, resulting from our new sales organization with emphasis on key accounts. On the Financial Services and Security side in this region, there were some improvements due to the EMV payment card migration, mainly driven by the United Kingdom market. Total revenue fell due to decreased demand for the Geldkarte and the weakness in the Pay-TV market.

Net sales in Asia were up by 1% on a currency-adjusted basis, reflecting a deterioration of pricing conditions in the wireless communication market despite higher volumes shipped.

On a currency-adjusted basis, Americas revenue was up by 18%. In 2003, we experienced a significant increase in our Telecommunications sales in the United States, which was the most dynamic region fueled by rapid adoption of wireless communication systems that require SIM cards. We provide products to all of the major wireless carriers in the United States of America that utilize smart card technology. There are also signs of a similar trend towards adoption of smart card-based technologies in Latin America.

Gross profit

Gross profit increased 4% in 2003 to € 207.3 million, from € 199.7 million in 2002. Our gross margin increased in 2003 to 27.7%, from 25.4% in 2002. Despite adverse currency fluctuations and the effect of price pressure, gross margin increased by 2.3 percentage points, mainly driven by an improved business mix (i.e., weighted towards more wireless products, higher-end products and more favorable regional mix), and the benefit of our restructuring and cost cutting initiatives.

The following table breaks down our gross profit and gross margin by segment:

Years ended December 31	2003		2002		%change
	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in gross profit
Telecommunications	166.8	30.7%	154.5	28.4%	8%
Financial Services and Security	40.5	19.6%	45.2	18.6%	(10%)

Total	207.3	27.7%	199.7	25.4%	4%

The gross margin of our Telecommunications segment increased to 30.7% in 2003, from 28.4% in 2002. This increase resulted primarily from higher volumes of SIM cards shipped, lower purchase prices for wireless microcontroller chips in the first half of the year, favorable business mix (both in terms of geographic area and products) and our restructuring and cost cutting measures. The increase was lessened by the continuous price pressure in this segment and unfavorable currency fluctuations in 2003.

The gross margin in our Financial Services and Security segment increased to 19.6% in 2003, from 18.6% in 2002. This was primarily due to higher volumes shipped of microcontroller payment cards and our restructuring and cost cutting measures. The increase was lessened by unfavorable currency fluctuations in 2003.

Operating income (loss)

We recorded an operating loss of € 101.4 million in 2003, compared to an operating loss of € 184.7 million in 2002. The 2003 operating loss was reduced due to increased volumes shipped, improved gross margins in both our reporting segments and lower restructuring expenses. The restructuring expenses in 2003 amounted to € 62.0 million compared to € 90.0 million in 2002. Moreover, the decrease of our operating expenses by 16% (excluding restructuring expenses), which represented € 246.7 million in 2003 compared to € 294.4 million in 2002, contributed to the reduction of our operating loss. This reduction in our operating expenses reflected the effects of our restructuring, combined with other cost saving programs.

Our research and development expenses decreased by 25% to € 69.2 million in 2003, compared to € 92.2 million in 2002, while general and administrative expenses decreased by 14% to € 77.3 million in 2003, from € 89.9 million in 2002. Our selling and marketing expenses also benefited from our restructuring and cost cutting measures and fell by 11% to € 100.2 million in 2003, from € 112.2 million in 2002.

The execution of our restructuring program announced in December 2002 is progressing well. Under this plan, we reduced our headcount by 777 during the year 2003, most of which occurred in the second half of 2003. Annualized savings from our restructuring and cost cutting initiatives are currently estimated to be close to € 100 million by the end of 2004. The restructuring charge of € 62.0 million recorded in 2003 included an amount of € 61.7 million relating to this program. The Company anticipates that approximately € 15.0 million in additional expenses will be required to complete this restructuring program; these restructuring expenses will be recognized when a detailed formal plan exists and the main features of the plan are announced.

Financial income and expense, net

We recorded net financial income of € 8.2 million in 2003, compared to € 51.1 million net financial expense in 2002.

Net financial income and expense was affected by the following specific factors:

•	Provision for a loan to the former Chairman of the Board: in 2000, one of our indirect subsidiaries granted a loan to Dr. Lassus, our former Chairman of the Board. In 2002, we recorded in financial expense a € 67.6 million non-cash charge to cover the risk of possible non-reimbursement of the loan. In 2003, no additional financial expense was recorded related to this risk. The Company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings (see Note 9 to our Consolidated Financial Statements).

•	Interest receivable on loans to senior management: net financial expense incurred in 2002 included € 1.7 million of interest income on the loan granted in 2000 by one of our indirect subsidiaries to Dr. Lassus. In 2003, no interest has been accrued on this loan, given that we made the above provision for the loan.

•	Financial income related to an advance made to a trade supplier: net financial income in 2003 included € 0.6 million of interest arising from the amendment of an advance facility made to a trade supplier that previously did not bear interest, as compared to € 1.9 million of interest income in 2002 arising from the reversal of accrued interest expenses (such advance previously bearing no interest) (see Note 6 to our Consolidated Financial Statements).

Excluding these specific items, the net financial income reported in 2003 amounted to € 7.6 million, as compared to a net financial income of € 12.9 million in 2002, reflecting primarily the decrease in our cash balances and the decrease in the market interest rate.

Other income and expense, net

We recorded net other expense of € 20.1 million in 2003, compared to a net other expense of € 28.9 million in 2002. Net other expense in 2003 was primarily attributable to foreign exchange losses (€ 8.7 million; mainly loss in time value of the option contracts used as part our foreign currency hedging program), losses on equity investments (€ 7.6 million), losses on non-marketable investments (€ 2.5 million) and minority interests (€ 2.2 million). Net other expense in 2002 was primarily attributable to foreign exchange losses (€ 15.1 million), losses on equity investments (€ 3.1 million), losses on non-marketable investments (€ 6.4 million) and minority interests (€ 4.3 million).

Income taxes

We recorded an income tax expense of € 14.7 million in 2003, reflecting non-recognition of additional deferred tax assets on most of the losses incurred, and an increase of the valuation allowances for deferred tax assets recognized in previous years by € 7.5 million. In 2002, we recorded an income tax expense of € 9.1 million, which included a provision for tax risks of € 5.9 million relating to a tax audit in France.

Goodwill amortization and impairment

Goodwill amortization and impairment amounted to € 33.1 million in 2003, as compared to € 47.1 million in 2002. In 2003, we recorded a goodwill write-down of € 19.9 million based on impairment testing. This write-down related to the goodwill generated following the acquisition of Celocom Limited in November 2000, and is due to the revision of the business plan of the acquired activities of Celocom Limited (see Note 8 to our Consolidated Financial Statements). In 2002, goodwill amortization and impairment included a write-down of € 22.1 million following impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP InfoWare S.A. (“SLP”) in October 2000 and was due to significantly declining sales of SLP software. As a result, during 2002, we decided to either sell or cease SLP operations. In early 2003, we decided to cease SLP operations. The winding down is in process and is expected to be completed in 2004. The cessation of SLP operations will have no negative effect on our Consolidated Financial Statements in 2004.

Net loss

We recorded a net loss of € 161.1 million in 2003, or € 0.27 per share, as compared to a net loss of € 320.9 million in 2002, or € 0.53 per share. Our net loss recorded in 2003 primarily reflected € 62.0 million in restructuring expenses that we incurred. In 2003, we were not affected by any further write-down on a loan granted to one of our directors in 2000. Our narrower net loss recorded in 2003 also reflected a reduction of € 47.6 million in our operating expenses (excluding restructuring expenses), comprised of € 23.0 million of savings in research and development expenses, € 12.0 million of savings in selling and marketing expenses, and € 12.6 million of savings in general and administrative expenses. In 2002, our net loss primarily reflected the € 90.0 million in restructuring expenses we incurred in that year, the € 67.6 million non-cash write-down of a loan granted in 2000 to one of our directors and declines in our gross margins. Our loss in 2002 was, however, significantly offset by reductions in our operating expenses as a result of our restructuring programs.

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remained strong in 2003. Cash and cash equivalents were € 390.7 million at December 31, 2003, as compared to € 417.2 million at December 31, 2002.

During the year 2003, net cash decreased mainly due to outlays to fund our restructuring program, while we used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

Operating activities used € 10.1 million of cash during the year 2003, as compared to € 62.7 million during the year 2002. Accounts payable increased by € 32.5 million as compared to December 31, 2002, primarily due to our higher requirements for materials to satisfy our higher sales volumes, particularly in the latter part of the year. Accounts receivable increased by € 12.3 million as compared to December 31, 2002, reflecting the higher revenue levels in the latter part of the year. Inventory levels as at December 31, 2003 increased by € 9.2 million as compared to December 31, 2002, but only represent 82 days of supply compared to 111 days of supply at the end of December 2002. The year 2003 was also affected by € 55.9 million paid in connection with our restructuring programs as compared to € 33.4 million in 2002.

Net cash used in investing activities during the year 2003 was € 16.7 million compared to € 47.1 million in 2002, primarily due to less capital expenditures which were € 15.2 million in 2003, compared to € 31.9 million in 2002.

Financing activities used € 6.3 million of cash in 2003, compared to € 3.8 million generated by such activities in 2002. This change resulted primarily from capital lease financing received in 2002 under the sale-leaseback transaction regarding our new facilities in La Ciotat, France.

We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable liquidity needs within the next two years. At December 31, 2003, cash and cash equivalents amounted to € 390.7 million.

OUTLOOK

The restructuring programs implemented in 2003 and before are starting to deliver our strategic objectives. Having executed the transition, Gemplus has begun 2004 in an improved posture:

•	We are in a good position to capture market opportunities and to continue to enhance our competitive position around the globe.

•	We intend to keep focusing on controlling costs.

•	As the wireless sector gains momentum, the Telecommunications segment should benefit from the evolving strategic role of the SIM card for the wireless carriers. This, in turn, should result in a further improved business mix and help offset pricing pressure. We expect the U.S. market to enjoy steady growth in SIM adoption, while 3G should play an increasingly important role for the Company throughout the year.

•	In our Financial Services segment, we should be well positioned to take advantage of the positive momentum generated by the EMV migration, in particular in the United Kingdom, South America and Asia.

•	In our newly formed Government ID and Corporate Security segment (formerly part of our Financial Services and Security segment) we anticipate appreciable gains when emerging markets for these products and economic conditions improve, taking into account relatively long sales cycles.

For 2004, we anticipate continued improvement in our operating income for the year as a whole. This, however, assumes an average exchange rate of approximately US$ 1.20 per euro or better. The effects of currency fluctuations are mitigated by our hedging policy as described in Note 24 to our Consolidated Financial Statements.

In 2004, the Company will seek to achieve an internal reorganization that would involve the transfer of 26 subsidiaries from Gemplus S.A. to Gemplus International S.A., after the completion of certain consultation procedures and legal formalities. This reorganization is intended to better align the Company’s legal structures to its business operations and would have no material impact on the Company’s Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

We consider our critical accounting policies to be those that: (1) involve significant judgments and uncertainties; (2) require estimates that are more difficult for management to determine; and (3) have the potential to result in materially different outcomes under varying assumptions and conditions. On an ongoing basis, the Company evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The Company believes that the following represent critical accounting policies of the Company that require significant management judgments and estimates. For a summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, please see Note 2 of the Consolidated Financial Statements.

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Procedures exist which are regularly reviewed to ensure that the policies are consistently applied throughout our subsidiaries worldwide.

Goodwill and impairment of goodwill

At each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable, goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain. We consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner we use the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions such as a drastic decline in consumer demand could negatively affect the valuations of goodwill. Under the current assumptions we believe that no further material impairment of goodwill is required.

Inventory

Our industry is highly competitive and influenced by rapid technological change, frequent new product development, changes in demand, product pricing and rapid product obsolescence. We regularly review inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for such declines. These reviews are primarily based on management’s estimated forecast of future product demand and production requirements. Possible changes in these estimates could result in revisions to the valuation of inventory. Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microprocessor chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

Research and development

Our results of operations depend on the continued successful development and marketing of new and innovative products and services. The development of new products and services requires significant capital investments by our businesses and the success of these products depends on their acceptance by customers and business associates. Further, the Company’s businesses are characterized by rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions, shortened life cycles and increasing emphasis on being first to market new products and services.

There can be no assurance that we will successfully introduce new products and services, that these products and services will be accepted by customers, or that our businesses will recoup or realize a return on their capital investments. We capitalize certain development costs when it is probable that a development project will be a success and once technological feasibility is established, otherwise such costs are recognized as an expense when incurred. These costs are capitalized through the time the product under development is produced and future profitability is demonstrated. These costs are then amortized on a systematic basis over their expected useful lives, which due to the constant development of new technologies does not exceed three years. During the development stage, management must exercise judgment in determining technological feasibility and future profitability of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

In addition, from time to time we may experience difficulties or delays in the development, production or marketing of new products and services. Consequently, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.

Restructuring

We are engaged, and may continue to engage, in restructuring activities. This requires our management to utilize significant estimates related to realizable values of assets made redundant or obsolete and expenses for severance and other employee separation costs, lease cancellation and other exit costs. A provision for restructuring is recognized only when a detailed formal plan for restructuring exists and the main features of the plan have been announced.

Income taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income tax liability in each of the jurisdictions in which we do business. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that these deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not or unknown, we must establish a valuation allowance. The valuation allowance is based on our estimates of taxable income by jurisdiction and assumptions regarding the period over which our deferred tax assets will be recovered.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets.

Changes in accounting rules could affect our reported results

The International Accounting Standards Board is in the process of a critical examination of current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to the existing rules within the next two years in such areas as the timing of recognition of sales and other revenues arising from collaborative agreements with marketing and sales partners, accounting for share-based compensation, goodwill and intangibles, employee benefit plans, marketable securities and derivative financial instruments and classification of balance sheet positions as debt or equity. It is not possible to predict the impact on our reported results of any such rule changes which may be made in the future, or whether such rule changes would be retrospective, potentially requiring us to restate past reported results.

Report of Independent Auditors

To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gemplus International S.A. and its subsidiaries at December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 31 to the Consolidated Financial Statements.

PricewaterhouseCoopers

Luxembourg, Grand Duchy of Luxembourg
Paris, France
April 2, 2004

Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Income

		(in thousands of euros, except shares and per share amounts)
Years ended December 31	Notes	2003	2002	2001
Net sales		749,203	787,434	1,022,986
Cost of sales		(541,947)	(587,722)	(715,516)

Gross profit		207,256	199,712	307,470

Research and development expenses	(10)	(69,223)	(92,240)	(112,885)
Selling and marketing expenses		(100,181)	(112,227)	(165,276)
General and administrative expenses		(77,317)	(89,896)	(110,657)
Restructuring expenses	(15)	(61,973)	(90,003)	(28,466)
Litigation expenses	(25)	—	—	(18,120)
Management severance expenses	(30)	—	—	(25,691)

Operating income (loss)		(101,438)	(184,654)	(153,625)

Financial income (expense), net	(16)	8,204	(51,092)	20,702
Other income (expense), net	(17)	(20,149)	(28,904)	45,681

Income (loss) before taxes, goodwill amortization and impairment		(113,383)	(264,650)	(87,242)

Income tax benefit (expense)	(18)	(14,673)	(9,124)	14,184

Net income (loss) before goodwill amortization and impairment		(128,056)	(273,774)	(73,058)

Goodwill amortization and impairment	(8)	(33,051)	(47,117)	(27,162)

NET INCOME (LOSS)		(161,107)	(320,891)	(100,220)

Net income (loss) per share	(20)
Basic		(0.27)	(0.53)	(0.16)
Diluted		(0.27)	(0.53)	(0.16)

Shares used in net income (loss) per share calculation	(20)
Basic		605,658,965	606,222,660	636,992,392
Diluted		605,658,965	606,222,660	636,992,392

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

		(in thousands of euros)
December 31	Notes	2003	2002	2001
ASSETS
Current assets:
Cash and cash equivalents		390,684	417,226	490,652
Trade accounts receivable, net	(4)	154,727	144,913	188,635
Inventory, net	(5)	98,673	96,513	139,794
Other current assets	(6)	82,675	93,482	103,733

Total current assets		726,759	752,134	922,814

Non-current assets:
Property, plant and equipment, net	(7)	175,706	216,944	268,784
Goodwill, net	(8)	37,727	73,187	116,580
Other non-current assets	(9)	43,408	84,819	150,472
Deferred development costs, net	(10)	17,916	25,910	28,470
Deferred tax assets	(18)	31,860	41,674	22,148
Investments	(11)	19,863	23,088	21,424

Total non-current assets		326,480	465,622	607,878

TOTAL ASSETS		1,053,239	1,217,756	1,530,692

LIABILITIES
Current liabilities:
Accounts payable		95,582	80,256	109,661
Salaries, wages and related items		42,742	51,188	55,967
Other current liabilities	(12)	78,090	81,133	86,411
Accrued taxes	(18)	14,673	27,209	26,527
Current obligations under capital leases	(13)	5,928	6,098	3,734

Total current liabilities		237,015	245,884	282,300

Non-current liabilities:
Long-term obligations under capital leases	(13)	38,893	42,540	32,581
Long-term debt, less current portion		—	—	14
Other non-current liabilities	(14)	70,246	53,714	30,859

Total non-current liabilities		109,139	96,254	63,454

Minority interest		12,073	15,167	17,176

Shareholders’ equity:
Ordinary shares no legal par value, 2,000,000,000 shares authorized, 607,312,796, 637,859,088 and 641,396,497 shares issued at December 31, 2003, 2002 and 2001, respectively	(19)	127,889	127,644	127,056
Additional paid-in capital		1,028,849	1,028,920	1,027,850
Retained earnings		(464,221)	(210,358)	125,016
Other comprehensive income	(21)	4,570	8,571	(3,968)
Less, cost of treasury shares		(2,075)	(94,326)	(108,192)

Total shareholders’ equity		695,012	860,451	1,167,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,053,239	1,217,756	1,530,692

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Cash flow from operating activities:
Net income (loss)	(161,107)	(320,891)	(100,220)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation amortization and impairment	95,071	133,359	120,409
Changes in other non-current liabilities	4,228	9,420	(3,387)
Provision for deferred income taxes	8,644	(1,234)	(15,976)
(Gain) / loss on sale and disposal of assets	2,005	6,051	(65,996)
(Gain) / loss on equity investments	9,098	3,164	386
Other, net	12,992	(901)	1,208
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(12,292)	40,598	100,063
Trade accounts payable and related current assets	32,485	(27,405)	(126,920)
Inventories	(9,189)	35,675	11,509
Value-added and income taxes	6,674	(12,656)	(9,232)
Other, net	3,306	(2,716)	14,850
Restructuring reserve payable	(2,027)	35,958	6,177
Litigation expenses payable	—	(18,120)	18,120
Management severance expenses	—	(10,629)	25,691
Provision for a loan to the former Chairman of the Board	—	67,582	—

Net cash (used for) from operating activities	(10,112)	(62,745)	(23,318)

Cash flows from investing activities:
Sale / purchase of activities net of cash disposed / acquired	114	—	108,731
Other investments	(931)	(14,720)	(42,035)
Purchase of property, plant and equipment	(15,237)	(31,953)	(102,555)
Purchase of other assets	(1,406)	(2,860)	(19,623)
Change in non-trade accounts payable and other	780	2,403	(9,843)
current assets

Net cash used for investing activities	(16,680)	(47,130)	(65,325)

Cash flows from financing activities:
Proceeds from exercise of stock options	173	1,657	7,762
Purchase of Gemplus S.A. shares	—	—	(14,544)
Payments on long-term borrowings	—	(134)	(2,301)
Proceeds from sales-leaseback operations	—	15,962	5,711
Principal payments on obligations under capital leases	(3,831)	(3,883)	(3,373)
Increase (decrease) in bank overdrafts	(51)	(3,205)	4,462
Dividends paid by subsidiaries to minority shareholders	(2,627)	(4,297)	(4,256)
Change in treasury shares	—	(617)	(15,117)
Interest receivable on loans to senior management	—	(1,706)	(4,877)
Change in non-trade accounts payables on financing activities	—	—	(8,114)

Net cash (used for) from financing activities	(6,336)	3,777	(34,647)

Effect of exchange rate changes on cash	6,586	32,672	(22,342)
Net increase (decrease) in cash and cash equivalents	(33,128)	(106,098)	(123,290)
Cash and cash equivalents, beginning of year	417,226	490,652	636,284

Cash and cash equivalents, end of period	390,684	417,226	490,652

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity

	(in thousands of euros, except number of shares)
	Notes	Number	Share	Additional	Retained	Net	Other	Treasury	Total
		of shares	value	paid-in	earnings	income	compre-	shares
				capital		(loss)	hensive
							income
Balance at December 31, 2000		636,256,258	124,263	1,026,063	136,894	99,078	376	(1,679)	1,384,995

Allocation of prior year income		—	—	—	99,078	99,078	—	—	—

Net loss		—	—	—	—	(100,220)	—	—	(100,220)

Effect of adopting IAS 39	(21)	—	—	—	(5,003)	—	9,093	—	4,090

Shares issued following acquisitions of Celocom Limited and SLP InfoWare S.A.	(3)	4,554,639	911	(911)	—	—	—	—	—

Contribution of Gemplus S.A. shares to Gemplus International S.A.	(3)	—	1,460	(1,460)	—	—	—	—	—

Shares issued by Gemplus S.A. pursuant to stock options exercised to be contributed	(19)	2,498,100	—	4,167	—	—	—	—	4,167

Purchase of Gemplus S.A. shares by Gemplus International	(19)	(4,029,350)	—	(9,450)	(5,094)	—	—	—	(14,544)

Shares issued by Gemplus International S.A. pursuant to stock options exercised	(19)	2,116,850	422	3,311	—	—	—	—	3,733

Treasury shares held following transfer of shares by senior management	(3)	—	—	6,130	—	—	—	(92,756)	(86,626)

Purchase of 4,900,534 shares of treasury shares	(3)	—	—	—	—	—	—	(15,522)	(15,522)

Sale of 636,527 shares of treasury shares	(3)	—	—	—	(639)	—	—	1,765	1,126

Change in other comprehensive income	(21)	—	—	—	—	—	(13,437)	—	(13,437)

Balance at December 31, 2001		641,396,497	127,056	1,027,850	225,236	(100,220)	(3,968)	(108,192)	1,167,762

Allocation of prior year loss		—	—	—	(100,220)	100,220	—	—	—

Net loss		—	—	—	—	(320,891)	—	—	(320,891)

Shares issued by Gemplus S.A. pursuant to stock options exercised to be contributed	(19)	699,100	—	992	—	—	—	—	992

Contribution of Gemplus S.A. shares to Gemplus International S.A.	(3)	—	508	(508)	—	—	—	—	—

Shares issued by Gemplus International S.A. pursuant to stock options exercised	(19)	398,350	80	586	—	—	—	—	666

Cancellation of treasury shares	(19)	(4,634,859)	—	—	(14,483)	—	—	14,483	—

Purchase of 656,024 shares of treasury shares	(3)	—	—	—	—	—	—	(617)	(617)

Change in other comprehensive income	(21)	—	—	—	—	—	12,539	—	12,539

Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	860,451

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	(in thousands of euros, except number of shares)
	Notes	Number	Share	Additional	Retained	Net	Other	Treasury	Total
		of shares	value	paid-in	earnings	income	compre-	shares
				capital		(loss)	hensive
							income
Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	860,451

Allocation of prior year loss		—	—	—	(320,891)	320,891	—	—	—

Net loss		—	—	—	—	(161,107)	—	—	(161,107)

Shares issued by Gemplus S.A. pursuant to stock options exercised to be contributed	(19)	17,550	—	15	—	—	—	—	15

Contribution of Gemplus S.A. shares to Gemplus International S.A.	(19)	—	207	(207)	—	—	—	—	—

Shares issued by Gemplus International SA pursuant to stock options exercised	(19)	179,837	38	121	—	—	—	—	159

Cancellation of 30,743,679 Treasury shares	(3)	(30,743,679)	—	—	(92,756)	—	—	92,756	—

Purchase of 487,957 shares of treasury shares	(3)	—	—	—	—	—	—	(505)	(505)

Change in other comprehensive income	(21)	—	—	—	—	—	(4,001)	—	(4,001)

Balance at December 31, 2003		607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	695,012

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. THE COMPANY

Gemplus International S.A., including its consolidated subsidiaries (the “Company’’), is a leading provider of enabling technology products and services for secure wireless communications and transactions.

The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the Telecommunications and Financial Services and Security industries.

The Company is incorporated in the Grand Duchy of Luxembourg.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation

The annual consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) formulated by its predecessor organization the International Accounting Standards Committee (IASC).

The IFRS financial statements are in compliance with French GAAP and in accordance with Luxembourg Regulations, with the exception of applying IAS 39. A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 31.

Principles of consolidation

The consolidated financial statements include the accounts of Gemplus International S.A. and its majority owned subsidiaries.

All intercompany balances and transactions are eliminated.

Investments in associated undertakings are accounted for by the equity method. These are undertakings over which the Company exercises significant influence but does not control, and in which the Company has between 20% and 50% of the voting rights.

Non-marketable equity investments in which the Company has less than 20% of the investee’s outstanding voting stock are accounted for under the cost method, because the Company does not have the ability to significantly influence the operating and financial policies of the investee. Gains or losses recognized on the sale of equity securities are recorded in the income statement. Any loss resulting from impairment in the value of investments which represents other than temporary decline is recorded in the period in which the loss occurs.

Foreign currency

The Company’s reporting currency is the euro. When subsidiaries of the Company have a functional currency that is different from the euro, assets and liabilities are translated into the euro at the exchange rates in effect at the balance sheet date, and income and expenses are translated at average exchange rates during the year. Translation adjustments arising upon the consolidation of such subsidiary financial statements are not included in determining net income for the period, but are included in shareholders’ equity within other comprehensive income. For all transactions involving a currency other than the functional currency, the Company’s subsidiaries record the resulting transaction gains and losses directly to the Consolidated Statement of Income.

Change in accounting policies

As at January 1, 2001, the Company adopted IAS 39 “Financial Instruments: Recognition and Measurement”. IAS 39 establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. IAS 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale. It also requires that changes in fair value of trading assets and liabilities be recognized through income, while changes in fair value of available-for-sale assets be recorded either in equity or through income.

IAS 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets and liabilities through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings and any derivatives that do not qualify as hedges will be adjusted to fair value through income.

Adoption of this new standard resulted in a cumulative after tax increase of shareholders’ equity as of January 1, 2001 of € 4,090 thousand.

The impact on shareholders’ equity at January 1, 2001, due to the adoption of IAS 39, is presented in Note 24 “Financial instruments and market related exposures”.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation, amortization and impairment, sales returns, warranty costs, income taxes and contingencies. Actual results could differ from these estimates.

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Revenue on sales with resellers and distributors is recognized only when there is no right of return and collection of the receivable is probable.

The Company also provides system design and integration services. Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably. When the outcome of the contracts cannot be measured reliably, revenue and costs are deferred until the termination of the agreement.

Inventory

Inventories are carried at the lower of cost or net realizable value, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead. Allowances for obsolescence, scrap and slow-moving inventory and net realizable value are provided for based upon the Company’s periodic review of its inventory.

Property, plant and equipment

Property, plant and equipment are carried at cost. Major renewals and improvements are capitalized while repairs and maintenance are expensed as incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the improvement or the remaining lease term.

The estimated useful lives are as follows:

Buildings	20 years
Equipment and machinery	5 years
Furniture and fixtures	5-10 years
Leasehold improvements	8-12 years

When the Company leases assets under the terms of a long-term contract or other arrangement that transfers substantially all the benefits and risks of ownership to the Company, the fair market value of the leased property is capitalized and depreciated (as described above) and the corresponding obligation is recorded as a liability.

Goodwill amortization and impairment

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill. Goodwill amounts are amortized over a period between five and twenty years.

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In performing its review, the Company considers factors such as significant underperformance in comparison to expected historical or projected future operating results, significant changes in strategy or in the business model related to the acquired company and significant negative industry or economic trends.

Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of three years or the legal life.

Impairment of long-lived assets

The Company assesses at each balance sheet date whether events or changes in circumstances that would indicate that the carrying amount of long-lived assets such as property, plant and equipment, licenses and research and development have been impaired. If the total of the expected discounted cash flows or sales price, whichever is higher, is less than the carrying amount of the asset, a loss is recognized for the difference between the greater of the value in use or sales price and the carrying value of the asset.

Research and development

Research and development costs are expensed as incurred, except for development cost where it is expected that the product under development will be produced and will be profitable and technical feasibility has been demonstrated. Costs are capitalized and amortized based on the straight-line method over their estimated useful life, which normally does not exceed three years.

Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other non-current assets and are amortized over a period not to exceed three years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset ceases to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

All significant cash deposits are made with major financial institutions having an investment grade rating and invested in euro money market fixed term deposits or mutual funds that have a maturity of three months or less.

Income taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities based on differences between financial reporting and tax basis of assets and liabilities, and measures these differences using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized and are reviewed and adjusted accordingly when there is a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset.

Research tax credit

Research tax credits are provided by various governments to give incentives for companies to perform technical and scientific research. Companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, therefore these research tax credits are presented as a reduction of research and development expenses. The Company records the benefit of this grant only when all qualifying research has been performed and the Company has obtained sufficient evidence from the relevant government authority that the credit will be granted.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding, plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and stock options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.

Treasury shares

From time to time the Company, with the approval of the Company’s Board of Directors, may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfill its obligations under the stock option plans or are intended for cancellation. Treasury shares are recorded at cost and reported as a reduction of shareholders’ equity.

Stock options accounting

Equity benefits in such forms as shares, stock options, and other equity instruments, issued to executive officers and employees at less than the fair value at which those instruments would be issued to a third party, do not generate any compensation expense and have thus no impact on the consolidated statement of income in the year they are granted. Upon the issuance of such shares, or exercise of the stock options, the impact of those benefits is recorded directly in “share capital” and “paid-in-capital” within shareholders’ equity, and the dilutive effect of the shares is taken into account in the calculation of the basic net income (loss) per share.

Derivative financial instruments

Foreign currency risk

The Company does not enter into contracts for purposes other than hedging its foreign currency risk. The Company operates both its selling and manufacturing activities on a worldwide basis. The Company’s sales are primarily denominated in the domestic currency of its customers. As certain manufacturing sites are located in different countries, a portion of the Company’s costs are also denominated in foreign currencies. Therefore, the Company is exposed to foreign exchange risk on its commercial transactions.

The policy of the Company is to hedge its foreign currency exposure on its firm and anticipated purchases and sales commitments that are denominated in currencies other than its subsidiaries’ functional currencies, for periods commensurate with its known or forecasted transactions.

These contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, by entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating any speculative positions. These derivative instruments are traded “over the counter’’ with major financial institutions. All hedging instruments are allocated to underlying transactions.

The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually.

Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges since they reduce the variability in cash flows attributable to our forecasted transactions. For those hedges associated with forecasted transactions that meet special hedge accounting criteria, the portion of their change in fair value that is determined to be an effective hedge is recognized directly in equity under “Other Comprehensive Income”, and any ineffective portion is recognized in the net profit and loss within the foreign exchange gains and losses included in the line item “Other income (expense)”.

The gains or losses that are accumulated in other comprehensive income are recognized in profit and loss within the cost of sales in the period in which the hedged forecasted transaction actually occurs.

For hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the hedging instruments are recorded as foreign exchange gains and losses for the period, in other income and expense.

Interest rate exposure

As at December 31, 2003, the Company is not significantly exposed to interest rate risk fluctuations. Consequently, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries until the Company transfers such amounts to investment grade institutions.

Fair value of derivatives

The fair value of derivative financial instruments is calculated at inception and over the life of the derivative.

The fair value of the forward exchange contracts at inception is zero. Valuation during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the Company’s banks: (i) spot foreign exchange rate at the date the valuation is performed; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

The option contracts value at inception is the initial premium paid or received.

Over the life of the option and at expiration, fair value is determined using standard option pricing method (such as the Black & Scholes option pricing model), based on market parameters obtained from official information providers or fixings by central banks, and using the following variables: (i) market value of the underlying security; (ii) option strike price; (iii) volatility, obtained from the Company’s banks; (iv) risk-free interest rate; and (v) expiration date of the option.

Concentration of credit risk

The Company’s broad geographic and customer distribution limits the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2003, 2002 and 2001. In 2003, the Company maintained adequate allowances for potential credit losses and performed ongoing credit evaluations. As at December 31, 2003, the Company did not have any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, severely impact our operations.

Advertising and promotional costs

The Company expenses the costs of advertising and promotional expenses when such costs are incurred. Advertising and promotional expense was € 5,760 thousand, € 5,735 thousand and € 6,995 thousand for the years ended December 31, 2003, 2002, and 2001, respectively.

3. COMMON CONTROL TRANSACTIONS, TREASURY SHARES, ACQUIRED AND DISPOSED OPERATIONS

Common control transactions

In February 2000, 95.1% of the shareholders of Gemplus S.A., a French corporation and former holding company of the group, exchanged their shares of Gemplus S.A. for shares in Gemplus International S.A., a newly formed Luxembourg corporation on a one for one basis. This transaction has been accounted for using historical cost basis accounting.

As at December 31, 2003, certain shares held by employees or former employees had not yet been contributed. Shares still to be contributed correspond to the equivalent of 3,294,800 Gemplus International S.A. shares representing 0.54% of the shareholdings of Gemplus International S.A., which in total was represented by 607,312,796 shares as at December 31, 2003. Since the shares of Gemplus S.A. are not available for sale to the general public but can be converted into shares of Gemplus International S.A. upon request, it has been considered certain that the shares will eventually be converted. Thus, they have been included in both the basic and diluted earnings per share calculations. As at December 31, 2003, certain options held by employees under the Gemplus S.A. stock option plans had not been exercised. Following exercise of these options, the corresponding Gemplus S.A. shares will be contributed by their holders to Gemplus International S.A..

Treasury shares

In the third quarter of 2001, the Company started the implementation of a share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the then Commission des Opérations de Bourse (which subsequently became the Autorité des Marchés Financiers) on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of € 3.17 per share. In addition, as described in Note 30, the Company’s former Chief Executive Officer, Mr. Perez, returned in 2001 all of the 30,743,679 Gemplus International S.A. shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary had made to him in 2000 and in 2001.

At the Extraordinary General Meeting of Shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, as well as the cancellation of the 30,743,679 shares held by one of its indirect subsidiaries.

The 30,743,679 shares were distributed to the Company and cancelled on March 10, 2003. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however, it resulted in an increase of the par value of the issued shares. During the first quarter of 2003, the Company purchased, 487,957 shares of its outstanding common stock from five former Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement. As at December 31, 2003, the Company held 1,471,379 shares of its outstanding common stock.

Change in treasury shares is as follows:

Number of treasury shares
December 31, 2001	35,705,936

Cancellation of treasury shares	(4,634,859)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	656,024

December 31, 2002	31,727,101

Cancellation of treasury shares	(30,743,679)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957

December 31, 2003	1,471,379

Acquired and disposed operations

During 2003, 2002 and 2001, the Company acquired various companies, mainly with activities related to its core business. The impact of these acquisitions, individually and in aggregate, was immaterial to the Consolidated Financial Statements (net sales, net income and total assets).

On August 23, 2001, the Company completed the sale of its subsidiary SkiData AG (“SkiData”), the Company’s electronic access-control solutions business unit, to Kudelski S.A., for € 117,500 thousand. As a result of the transaction, the Company’s 2001 Consolidated Statement of Income only includes SkiData’s operational results up to August 23, 2001.

On July 31, 2001, the Company completed the sale of its Tag electronic smart labels solutions business (“Tag”) to Axa Private Equity, for € 3,007 thousand. As a result of the transaction, the Company’s 2001 Consolidated Statement of Income only includes Tag activities’ operational results up to July 31, 2001.

The disposal of SkiData and Tag net of cash disposed of € 3,506 thousand and fees of € 8,270 thousand generated net proceeds of € 108,731 thousand and a net gain of € 68,314 thousand.

4. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

	(in thousands of euros)
December 31	2003	2002	2001
Trade accounts receivable, gross	163,621	157,399	201,481
Less, allowances for doubtful accounts	(8,894)	(12,486)	(12,846)

Trade accounts receivable, net	154,727	144,913	188,635

5. INVENTORY

Inventory consists of the following:

	(in thousands of euros)
December 31	2003	2002	2001
Raw materials and supplies	27,456	34,098	63,621
Work-in-process	67,066	67,883	79,394
Finished goods	10,158	8,901	14,738

Inventory, gross	104,680	110,882	157,753

Less, inventory allowance	(6,007)	(14,369)	(17,959)

Inventory, net	98,673	96,513	139,794

6. OTHER CURRENT ASSETS

Other current assets include the following:

	(in thousands of euros)
December 31	2003	2002	2001
Value added tax receivable	18,677	40,349	36,209
Other taxes receivable	11,255	9,175	13,870
Financial instruments at fair market value	16,426	10,371	—
Advance facility to supplier (see also Note 9)	12,001	9,598	21,539
Advance payments to non-trade suppliers	1,099	2,356	7,816
Prepaid expenses	15,780	15,129	9,646
Advance payments to trade suppliers	3,454	3,369	4,572
Prepaid pension cost	—	504	982
Other current assets	3,983	2,631	9,099

Total other current assets	82,675	93,482	103,733

During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility for € 37.6 million. Such advance facility was repayable based on the volumes purchased. Following the economic downturn in the wireless market, the Company amended the payment terms of this agreement in October 2002. As at December 31, 2003, the remaining balance due amounted to € 12,001 thousand, and will be payable in quarterly installments ending December 2004, with accrued interest pursuant to such amendment. The increase in the amount of current assets relating to the advance facility as at December 31, 2003, compared to the prior year, arises from higher installments becoming due within the following twelve months in accordance with the agreement.

The fair market value of the Company’s financial instruments is recorded in other current assets or liabilities. The corresponding changes in fair market value are recognized in earnings or equity. The Company does not enter into any derivative contract for purposes other than hedging its foreign currency exposure incurred in the normal course of business. Most of those derivative contracts are qualified as cash flow hedges under IAS 39.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

	(in thousands of euros)
			Machinery
	Land	Buildings	and equipment	Total 2003	Total 2002	Total 2001
Cost
As at January 1	6,838	172,445	333,394	512,677	526,813	462,034

Additions	—	3,086	12,152	15,238	31,953	102,555
Disposals	—	(6,858)	(24,811)	(31,669)	(24,521)	(26,770)
Changes in consolidation scope	—	—	(597)	(597)	2,547	(19,071)
Currency adjustments	(314)	(3,668)	(15,084)	(19,066)	(24,115)	8,065

As at December 31	6,524	165,005	305,054	476,583	512,677	526,813

Accumulated depreciation
As at January 1	—	(53,275)	(242,458)	(295,733)	(258,029)	(212,118)

Depreciation	—	(12,008)	(39,056)	(51,064)	(72,376)	(84,160)
Reversal of impairment loss	—	2,555	—	2,555	—	—
Disposals	—	5,360	25,434	30,794	22,896	26,498
Changes in consolidation scope	—	—	192	192	(511)	13,099
Currency adjustments	—	1,628	10,751	12,379	12,287	(1,348)

As at December 31	—	(55,740)	(245,137)	(300,877)	(295,733)	(258,029)

Net book value as at December 31	6,524	109,265	59,917	175,706	216,944	268,784

Including:
PP&E under finance lease contracts, gross	3,209	65,623	94	68,926	69,407	51,842
PP&E under finance lease contracts, depreciation	—	(22,603)	(86)	(22,689)	(18,865)	(15,887)

Net book value under finance lease contracts as at December 31	3,209	43,020	8	46,237	50,542	35,955

Interest is capitalized during the new construction or upgrade of qualifying assets. In 2002, interest was capitalized in the amount € 324 thousand, in connection with the construction of a building located in La Ciotat, France. No interest was capitalized in 2003 and 2001.

8. GOODWILL

Goodwill consists of the following:

	(in thousands of euros)
	2003	2002	2001
Cost
As at January 1	165,443	163,402	186,080

Additions	5,901	6,437	10,824
Disposals and transfers	(9,918)	—	(34,961)
Currency adjustments	(5,345)	(4,396)	1,459

As at December 31	156,081	165,443	163,402

Accumulated depreciation and impairment
As at January 1	(92,256)	(46,822)	(30,271)

Depreciation and impairment	(33,051)	(47,117)	(27,162)
Disposals and transfers	4,543	167	10,906
Currency adjustments	2,410	1,516	(295)

As at December 31	(118,354)	(92,256)	(46,822)

Net book value as at December 31	37,727	73,187	116,580

Goodwill is reviewed for impairment based on expectations of future cash flows, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In 2003, the Company recorded a goodwill impairment charge of € 19,879 thousand as a result of its impairment testing. This write-down resulted from the revision of the business plan of the acquired activities of Celocom Limited in November 2000.

In 2002, the Company recorded a goodwill impairment charge of € 22,124 thousand as a result of its impairment testing. This write-down related to the goodwill generated following the acquisition of SLP InfoWare S.A. (“SLP”) in October 2000. In 2002, the Company decided to either sell or cease SLP operations, due to a significant decline in sales of SLP software. During 2003, the Company eventually decided to cease SLP operations. The winding down is in process and is expected to be completed in 2004. The cessation of SLP operations will have no negative effect on the Company’s Consolidated Financial Statements in 2004.

9. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	(in thousands of euros)
December 31	2003	2002	2001
Loans receivable from senior management, net of provision (69,220 in 2003, 67,582 in 2002 and 0 in 2001)	9,546	11,183	75,317
Software, net of accumulated amortization (24,677 in 2003, 19,550 in 2002 and 12,381 in 2001)	15,062	25,364	31,347
Long-term portion of advance facility to supplier (Note 6)	—	14,396	16,154
Research tax credit	10,206	13,215	12,144
Patents and patents right, net of accumulated amortization (6,030 in 2003, 4,388 in 2002 and 4,865 in 2001)	1,095	5,370	6,150
Rental deposit	855	1,902	1,622
Employee loans and other related loans	719	275	850
Prepaid expenses — long term portion	4,329	8,738	—
Other loans and assets	1,596	4,376	6,888

Total other non-current assets	43,408	84,819	150,472

As described in Note 30, loans were granted in 2000 and 2001 to Mr. Perez and to Dr. Lassus. During 2001, Mr. Perez, as part of his severance package, partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to the Company’s Consolidated Statement of Income.

During 2002, a provision amounting to € 67,582 thousand was recorded to cover the risk of non-reimbursement of the loan granted to Dr. Lassus, net of a liability which is in dispute (see Note 14). However, the Company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings. In 2003, the balance of the loan was adjusted for currency variances as the principal amount of a corresponding disputed liability is denominated in U.S. dollars.

The long-term portion of pre-paid expenses relates to royalties paid in advance of € 11,200 thousand, made in the second quarter 2002 for the license to use certain software that is integrated in our products. This amount is being expensed through 2005, proportionally based on number of units sold to our customers. At each balance sheet date, the Company reviews forecasted volumes to ensure that they are sufficient to cover the balance of the pre-paid amount. If necessary, part of the pre-payment is expensed in proportion of the volume decrease. The current portion of € 3,739 thousand is included in “Other current assets” within prepaid expenses (see Note 6).

10. RESEARCH AND DEVELOPMENT COSTS

Deferred development costs can be analyzed as follows:

	(in thousands of euros)
December 31	2003	2002	2001
Gross amount at the beginning of the year	56,658	41,357	34,846
Accumulated amortization at the beginning of the year	(30,748)	(12,887)	(8,497)

Balance at the beginning of the year	25,910	28,470	26,349

Deferred during the year	10,757	15,301	6,511
Less, allowances	(18,751)	(17,861)	(4,390)

Impact for the year on income before tax	(7,994)	(2,560)	2,121

Balance at the end of the year	17,916	25,910	28,470

Gross amount at the end of the year	54,651	56,658	41,357
Accumulated amortization	(36,735)	(30,748)	(12,887)

Balance at the end of the year	17,916	25,910	28,470

Research and development expenses incurred during the year consist of the following:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Research and development expenditures	63,918	95,288	124,567
Deferred development costs, net	7,994	2,560	(2,121)
Grants including research tax credit	(2,689)	(5,608)	(9,561)

Total research and development	69,223	92,240	112,885

11. INVESTMENTS

Investments consist of the following:

	(in thousands of euros)
December 31	2003	2002	2001
Equity affiliates, net	19,216	21,008	4,358
Investments in non-marketable equity securities	18,549	17,367	31,173
Valuation allowance on investments	(17,902)	(15,287)	(14,107)

Total investments	19,863	23,088	21,424

The Company has minority shareholdings in several non-public start-up companies. These shareholdings are accounted for in accordance with the accounting policies described in Note 2. A write-down is recorded when there is a reason to believe that an impairment in value which is other than temporary has occurred (i.e., that the business model is questioned or that the business plan is not met). The Company has no significant flow of transactions with these companies.

12. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	(in thousands of euros)
December 31	2003	2002	2001
Restructuring — provision for reduction of workforce and other cash outlays (see Note 15)	38,951	40,975	6,177
Deferred revenue	19,409	14,088	5,662
Management severance liability (see Note 14)	—	9,975	21,113
Tax reimbursement liability on interest forgiven on loans to senior management (see Note 14)	—	1,545	3,585
Customer deposits	5,690	4,554	8,897
Allowances for customer claims	612	2,552	5,848
Short-term debt	99	1,677	4,840
Other accrued liabilities	8,129	5,767	5,700
Litigation liabilities	5,200	—	19,411
Financial instruments at fair market value (see Note 6)	—	—	5,178

Total other current liabilities	78,090	81,133	86,411

As described in Note 30, the Company recorded in its 2001 Consolidated Statement of Income a € 25,691 thousand management severance expense, resulting in a liability of € 9,975 thousand and € 21,113 thousand, as at December 31, 2002 and 2001 respectively. This liability was comprised of a tax reimbursement payable on the portion of a loan that had been forgiven (2002: € 337 thousand, 2001: € 6,502 thousand) and termination benefits payable in cash (2002: € 9,638 thousand, 2001: € 14,611 thousand). In addition, a tax reimbursement liability was recognized on interest forgiven, amounting to € 1,545 thousand and € 3,585 thousand as at December 31, 2002 and 2001 respectively. In 2003, these liabilities amounting to € 9,546 thousand in total have been reclassified to long-term liabilities (see Note 14) due to the dispute relating to their payments.

As described in Note 25, the Company recorded a charge of € 5,200 thousand in its Consolidated Statement of Income with respect to developments in the litigation with Mr. Alain Nicolaï.

As described in Note 25, the Company recorded a charge of € 18,120 thousand in its 2001 Consolidated Statement of Income with respect to the judgment on appeal rendered in October 2001 concerning the Humetrix litigation. This charge resulted in a total current liability (including a previously existing provision) of € 19,411 thousand in the balance sheet as at December 31, 2001. This liability has been settled in 2002.

Short-term debt consists of overdrafts that either result from the daily usage of cash in some of the Company’s foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company’s treasury management.

13. CAPITAL LEASES

Capital leases obligations outstanding as at December 31, 2003 are analyzed as follows:

(in thousands of euros)
2004	7,377
2005	7,234
2006	6,628
2007	6,337
2008	5,762
Thereafter	17,813

Total minimum lease payments	51,151

Less, amount representing interest	(6,330)

Present value of minimum obligations under capital leases	44,821

Less, current portion of obligations under capital leases	(5,928)

Long-term obligations under capital leases	38,893

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to an office building located in La Ciotat, France. The building was under construction as at December 31, 2001 and was completed in October 2002. The capital lease has a duration of twelve years ending in September, 2014. The proceeds received amounted to € 15,962 thousand in 2002 and € 5,711 thousand in 2001. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

14. OTHER NON-CURRENT LIABILITIES

Non-current liabilities variation analysis is as follows:

	(in thousands of euros)
			Effect of			Amounts	Amounts
			changes	Increase in	Reclassification	unused	used
	December	December	in exchange	long-term	within balance	during	during	December
	31, 2001	31, 2002	rate	liabilities	sheet items	the period	the period	31, 2003
Provision for patents claims	9,000	9,000	—	—	—	—	—	9,000
Provision for income tax claims	13,727	37,326	(11)	1,925	2,158	(381)	—	41,017
Provision for pension costs	1,853	1,780	(73)	17	—	(162)	—	1,562
Other provisions	5,882	3,711	(19)	3,722	184	(515)	(1,580)	5,503
Government loans received	397	1,897	—	1,453	1,049	—	(781)	3,618
Management compensation and severance liability (see Note 12 and 30)	—	—	—	—	9,546	—	—	9,546

Total	30,859	53,714	(103)	7,117	12,937	(1,058)	(2,361)	70,246

In 2003, due to the dispute related to the payment of liabilities to senior management, as discussed in Notes 12 and 30, the Company has reclassified an amount of € 9,546 thousand from “Other current liabilities” to “Other non-current liabilities”. In accordance with an agreement dated December 19, 2001, the Company agreed to pay to Dr. Lassus an amount of US$ 10,000 thousand (€ 8,001 thousand as at December 31, 2003) upon fulfillment of certain specific conditions. Such conditions have not been fulfilled. As at December 31, 2003, the Company has not paid this amount.

The Company pays royalties for the use of certain patents. In certain cases, due to the nature of the technology involved, the portion covered and the timing during which royalties are paid under the relevant patent license agreements may be questioned. Based on past experience and known facts and circumstances as of the balance sheet date, the Company records a provision for potential claims.

From time to time, the Company and its subsidiaries are subject to tax claims from tax authorities in the jurisdictions where the Company and its subsidiaries do business. The Company records a provision for tax risk based upon the most current information available and the management’s judgment regarding the possible outcomes of any tax claim.

In 2002, three French subsidiaries of the Company, including Gemplus S.A., received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The major components of the assessment relate to intercompany transactions, including transfer pricing, invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. Based on communications with the French tax authority, the Company has reevaluated its treatment of deferred tax assets and provisions for tax claims at December 31, 2003. Such reevaluation had a positive effect on the 2003 net income resulting in the reduction of the tax provision, net of related deferred tax assets, by € 1,930 thousand to € 10,846 thousand. The timing difference between payment of the tax assessment to the tax authorities and the recoverability of associated tax loss carry-backs could impact available cash by up to € 36 million, of which approximately € 25 million is anticipated to be temporary.

Certain subsidiaries of the Company are under tax examinations in Germany, the United Kingdom and Singapore. Although a tax assessment has been received only in connection with the examination in Singapore, relating to the deductibility of interest expense (which is being contested), the Company increased its provision for tax risks at December 31, 2003 by € 1,925 thousand.

15. RESTRUCTURING

Following the restructuring program that was implemented in the second quarter of 2001 (the “first restructuring program”), the Company announced two additional restructuring and rationalization programs in 2002, one on February 6 (the “second restructuring program”), and the other on December 9 (the “third restructuring program”). In 2003, the Company recorded a total restructuring net charge of € 61,973 thousand, which was mainly related to the third restructuring program.

Restructuring activity for the years ended December 31, 2003, 2002 and 2001 was as follows:

	(in thousands of euros)
	Reduction of workforce	Non-cash write-offs
	and other cash outflows	of assets	Total
FIRST RESTRUCTURING PROGRAM
2001 restructuring charge	22,022	6,444	28,466
Amounts used in 2001	(15,466)	—	—
Exchange rate differences	(379)	—	—
Restructuring reserve as at December 31, 2001	6,177	—	—

2002 restructuring charge	1,514	—	1,514
Amounts used in 2002	(5,492)	—	—
Exchange rate differences	(141)	—	—
Restructuring reserve as at December 31, 2002	2,058	—	—

2003 restructuring charge	89	—	89
Amounts used in 2003	(881)	—	—
Exchange rate differences	(263)	—	—
Restructuring reserve as at December 31, 2003	1,003	—	—

	(in thousands of euros)
	Reduction of workforce	Non-cash write-offs
	and other cash outflows	of assets	Total
SECOND RESTRUCTURING PROGRAM
2002 restructuring charge	66,919	13,889	80,808
Amounts used in 2002	(27,446)	—	—
Exchange rate differences	(868)	—	—
Restructuring reserve as at December 31, 2002	38,605	—	—

2003 restructuring charge	246	60	306
Release of unused provision	(170)	—	(170)
Amounts used in 2003	(27,247)	—	—
Exchange rate differences	(817)	—	—
Restructuring reserve as at December 31, 2003	10,617	—	—

THIRD RESTRUCTURING PROGRAM
2002 restructuring charge	755	6,926	7,681
Amounts used in 2002	(443)	—	—
Restructuring reserve as at December 31, 2002	312	—	—

2003 restructuring charge	54,848	9,455	64,303
Release of unused provision	—	(2,555)	(2,555)
Amounts used in 2003	(27,791)	—	—
Exchange rate differences	(50)	—	—
Restructuring reserve as at December 31, 2003	27,319	—	—

TOTAL 2003 restructuring charge	55,013	6,960	61,973

TOTAL 2002 restructuring charge	69,188	20,815	90,003

TOTAL 2001 restructuring charge	22,022	6,444	28,466

Total Restructuring reserve as at December 31, 2003	38,939	—	—

First restructuring program (announced on May 2, 2001)

In 2003, the Company did not record any significant restructuring charge with respect to the first restructuring program. The remaining reserve of € 1,003 thousand is a provision for ongoing rents for closed sites, mainly in the United States of America and Germany.

Second restructuring program (announced on February 6, 2002)

In 2003, the Company did not record any significant additional restructuring charge with respect to the second restructuring program. As part of the second restructuring program, the employment of 1,161 employees was terminated in 2002 and 157 in 2003. The total net charge of the second restructuring program amounts to € 80,944 thousand and represents:

•	€ 13,949 thousand of fixed assets write downs,

•	€ 66,995 thousand with a cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees.

The remaining reserve of € 10,617 thousand is a provision for ongoing rents for closed sites (€ 4,395 thousand) and for payment obligations for employee terminations (€ 6,222 thousand).

Third restructuring program (announced on December 9, 2002)

In 2003, the Company recorded a € 61,748 thousand restructuring charge with respect to the third restructuring program. The total charge of the third restructuring program amounts to € 69,429 thousand and represents:

•	€ 48,421 thousand in respect of payment obligations for employee terminations,

•	€ 13,852 thousand for write-down of intangible and fixed assets,

•	€ 4,382 thousand in respect of rationalization of manufacturing plants and sales offices,

•	€ 2,774 thousand in respect of legal and professional fees and the transfer of contracts to partners.

The employment of 777 employees was terminated in 2003 as part of the third restructuring program. The reversal of unused provision regarding the third restructuring plan amounting to € 2,555 thousand relates to a change in the selection of buildings to be closed. The remaining reserve of € 27,319 thousand is a provision for ongoing rents for closed sites (€ 2,155 thousand) and for payment obligations for employee terminations (€ 25,164 thousand).

The Company anticipates that approximately € 15.0 million in additional expenses will be required to complete this restructuring program; these restructuring expenses will be recognized when a detailed formal plan exists and the main features of the plan are announced.

16. FINANCIAL INCOME AND EXPENSE, NET

Financial income and expense, net consists of the following:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Financial income	10,484	19,782	28,234
Financial expense	(2,280)	(70,874)	(7,532)

Financial income (expense), net	8,204	(51,092)	20,702

In 2002, net financial income and expense included a € 67,582 thousand non-cash charge to cover the risk of possible non-reimbursement of a loan granted to Dr. Lassus. In 2003, no additional financial expense was recorded related to this risk (see Note 30).

17. OTHER INCOME AND EXPENSE, NET

Other income and expense, net consists of the following:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Gain (loss) on investments	(2,487)	(6,444)	66,425
Income (loss) on equity investments	(7,561)	(3,084)	(3,505)
Foreign exchange gain (loss)	(8,652)	(15,106)	(12,618)
Gain (loss) on sale and disposal of fixed assets	703	63	(189)
Minority interests	(2,152)	(4,333)	(4,432)

Other income (expense), net	(20,149)	(28,904)	45,681

The € 66,425 thousand net gain on investments recorded in 2001 primarily included a € 68,314 thousand one-time gain generated from our SkiData and Tag divestitures (see Note 3 — Acquired and disposed operations).

18. INCOME TAXES

The components of income tax benefit (expense) are as follows:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Current taxes	(3,329)	(9,667)	(4,074)
Deferred taxes	(11,344)	543	18,258

Income tax benefit (expense)	(14,673)	(9,124)	14,184

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Income (loss) before taxes	(146,433)	(311,767)	(114,404)

Income tax calculated at corporate tax rate(1)	44,486	94,715	42,845
Effect of tax exemption	5,438	(15,551)	15,144
Effect of different tax rates	12,053	13,434	(916)
Effect of release of valuation allowance	1,854	1,351	4,154
Effect of unrecognized tax assets	(62,337)	(79,548)	(40,533)
Provision for tax risks	186	(5,932)	—
Effect of expenses non deductible and revenues non taxable	(6,312)	(3,900)	353
Effect of goodwill amortization resulting from mergers and acquisitions (see Note 3)	(10,041)	(13,693)	(6,863)

Income tax benefit (expense)	(14,673)	(9,124)	14,184

(1)	Luxembourg tax rate of 30.38% in 2003 and 2002, 37.45% in 2001.

The components of the net deferred tax asset recorded at December 31, 2003, 2002 and 2001 are as follows:

	(in thousands of euros)
December 31	2003	2002	2001
ASSETS
Loss carryforward	226,090	158,538	82,978
Excess book over tax depreciation and amortization	1,137	4,681	2,646
Other temporary differences	40,200	54,807	32,674
Valuation allowance	(219,780)	(138,229)	(82,048)

LIABILITIES
Excess tax over book depreciation and amortization	(13,839)	(18,175)	(4,349)
Other temporary differences	(1,948)	(19,948)	(9,753)

Net deferred tax asset	31,860	41,674	22,148

The Company had no deferred tax liability at December 31, 2003, 2002 and 2001.

At December 31, 2003, the Company had potential deferred tax assets related to net operating loss carryforwards totaling € 226,090 thousand, of which € 36,387 thousand are limited to 20 years. Substantially all of the remainder may be used indefinitely. The use of approximately € 13,400 thousand of the deferred tax assets related to net operating loss carryforwards may be subject to change of ownership limitations. The Company previously recorded a full valuation allowance against these deferred tax assets.

In those situations where under generally accepted accounting principles it is inappropriate to recognize deferred tax assets and other tax benefit items, management has provided a valuation allowance to reduce net deferred tax assets to the estimated realizable value.

Certain subsidiaries, including Gemplus S.A., incurred significant tax losses during 2001, 2002 and 2003, a portion of which is related to restructuring expenses.

The use of the operating losses on a carry forward basis will mainly depend upon the successful implementation of planned improvements in operating performance and the recovery of the Company’s main business segments, which in some countries is difficult to predict accurately. Management recognizes that, given the guidelines under generally accepted accounting principles, future profitability in certain tax jurisdictions cannot be clearly evidenced taking into account past losses. As a result, in 2002 and 2003, the Company recorded a valuation allowance against certain operating losses, including an amount of € 57,699 thousand in 2002 and € 37,390 thousand in 2003 relating to the Company’s losses in France.

In Germany, due to a change in rules pertaining to the use of net operating losses, and anticipated changes in the business results of the Company’s local entity, the Company increased the valuation allowance on previous years net deferred tax assets by € 8,648 thousand. This valuation allowance had an impact on 2003 results because it was related to the net deferred tax assets generated in previous fiscal years.

Deferred income taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for when it is intended that these earnings will not be indefinitely reinvested in these entities.

As described in Note 14, the Company is the subject of tax audits in France, Germany, United Kingdom and Singapore.

19. ORDINARY SHARES

Gemplus International S.A. is a corporation incorporated in the Grand Duchy of Luxembourg. The authorized share capital of the Company is currently € 400 million consisting of two billion shares with no legal par value.

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of € 25,151 thousand. Out of this € 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of € 838 thousand was allocated to share capital, as the corresponding shares were issued.

As part of the purchase price related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of € 2,177 thousand. Out of this € 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of € 73 thousand was allocated to share capital, as the corresponding shares were issued.

During 2001, the Company issued 2,498,100 shares of Gemplus S.A. following the exercise of Gemplus S.A. stock options held by employees. As described in Note 3 — Common control transactions, these shares are assumed to be a component of shareholders’ equity.

During 2001, the Company issued 7,296,500 shares following the contribution of 145,930 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholders’ equity.

During 2001, the Company issued 2,116,850 shares following the exercise of Gemplus International S.A. stock options held by employees.

In addition, in 2001, the Company purchased at fair market value 80,587 shares of Gemplus S.A., equivalent to 4,029,350 shares of Gemplus International S.A., held by two former executive officers of the Company, thus reducing the Company’s shareholders’ equity.

During 2002, the Company issued 699,100 shares of Gemplus S.A. following the exercise of Gemplus S.A. stock options held by employees. As described in Note 3 — Common control transactions, these shares are assumed to be a component of shareholders’ equity.

During 2002, the Company issued 2,525,150 shares following the contribution of 50,503 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of shareholders’ equity.

During 2002, the Company issued 398,350 shares following the exercise of Gemplus International S.A. stock options held by employees.

During 2003, the Company issued 17,550 shares of Gemplus S.A. following the exercise of Gemplus S.A. stock options held by employees. As described in Note 3 — Common control transactions, these shares are assumed to be a component of shareholders’ equity.

During 2003, the Company issued 1,010,900 shares following the contribution of 20,218 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of shareholders’ equity.

During 2003, the Company issued 179,837 shares following the exercise of Gemplus International S.A. stock options held by employees.

Treasury shares

During the third quarter of 2001, the Company started the implementation of a share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized on May 4, 2001, by the then Commission des Opérations de Bourse (which subsequently became the Autorité des Marchés Financiers). During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock at an average price of € 3.17 per share. In addition, as described in Note 30, the Company’s former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International S.A. shares that he received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001. Consequently, as at December 31, 2001, the Company held directly 4,780,907 shares of its outstanding common stock and an indirect subsidiary held 30,925,029 shares of its outstanding common stock.

At the Extraordinary General Meeting of shareholders held on April 17, 2002, the shareholders approved the cancellation of 4,634,859 shares that were held directly by the Company as a result of the stock repurchase program, in addition to the cancellation of 30,743,679 shares held by its indirect subsidiary at the time as such shares may be transferred to the Company. The 30,743,679 shares were cancelled on March 10, 2003 without any effect on the Company’s shareholders’ equity in accordance with accounting principles described in Note 2 — Treasury shares. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however it resulted in an increase of the par value of the issued shares.

During the third quarter of 2002 and the first quarter of 2003, the Company purchased respectively 656,024 and 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

As at December 31, 2003, the Company held 1,471,379 of treasury shares.

As described in Note 3 — Common control transactions, the total number of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 3,294,800 shares, representing 0.54% of the shareholdings of Gemplus International S.A., which represented a total of 607,312,796 shares outstanding as at December 31, 2003.

The number of shares as at December 31, 2003 can be analyzed as follows:

Number of shares outstanding	604,017,996
Gemplus S.A. shares to be contributed	3,294,800

Number of shares outstanding including shares to be contributed	607,312,796
Treasury shares	(1,471,379)

Basic number of shares outstanding	605,841,417
Options outstanding	82,274,913
Warrants outstanding	2,561,973

Number of shares on a fully diluted basis	690,678,303

As at December 31, 2003, 55,238,250 options are authorized but not yet granted under the different stock option plans (see Note 23).

20. NET INCOME (LOSS) PER SHARE CALCULATION

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

As net losses have been reported in 2003, 2002 and 2001, the dilutive effects of stock options, warrants and shares to be issued were excluded from the net loss per share calculation in these periods, as the effect would be anti-dilutive.

Gemplus S.A. shares to be contributed are included in the weighted average number of common shares outstanding (see Note 3 — Common control transactions).

	(in thousands of euros, except shares and per share data)
Years ended December 31	2003	2002	2001
Net income (loss) (numerator)	(161,107)	(320,891)	(100,220)

Shares used in basic net income per share calculation (denominator):
Weighted average number of common shares outstanding	605,658,965	606,222,660	636,992,392

Dilutive effect of stock options	5,625,142	1,516,176	24,661,319
Dilutive effect of warrants	—	28,073	1,006,546
Dilutive effect of shares to be issued related to acquisitions of Celocom Limited & SLP	—	—	167,936

Weighted average diluted number of shares outstanding	611,284,107	607,766,909	662,828,193
Shares used in diluted net income per share (denominator)	605,658,965	606,222,660	636,992,392

Net income (loss) per share
Basic	(0.27)	(0.53)	(0.16)
Diluted	(0.27)	(0.53)	(0.16)

21. COMPREHENSIVE INCOME

Comprehensive income is the change in equity of the Company during the year due to transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes net income and other comprehensive income for the year. Other comprehensive income is composed of: (i) the current year’s currency translation adjustment; (ii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; and (iii) the changes in fair value of effective hedges, net of tax.

The components of cumulative other comprehensive income in the shareholders’ equity section of the balance sheets as at December 31, 2003, 2002 and 2001, respectively, were as follows:

			(in thousands of euros)
December 31	2003	2002	2001
Cumulative translation adjustment	(6,460)	1,873	(3,567)

Net unrealized gain (loss) on hedging instruments qualifying as effective	11,030	6,698	(401)

Cumulative other comprehensive income	4,570	8,571	(3,968)

The components of comprehensive income for the year ended December 31, 2003, 2002 and 2001, respectively, were as follows:

			(in thousands of euros)
Years ended December 31	2003	2002	2001
Net income (loss)	(161,107)	(320,891)	(100,220)

Change in cumulative translation adjustment	(8,333)	5,440	(3,943)
Effect of adopting IAS 39 as at January 1, 2001	—	—	9,093
Change in fair value of available-for-sale securities	—	—	(286)
Change in fair value of derivatives qualifying as effective hedging instruments	4,332	7,099	(9,208)

Change in cumulative other comprehensive income	(4,001)	12,539	(4,344)

Comprehensive net income (loss)	(165,108)	(308,352)	(104,564)

22. PENSION PLANS

Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are limited to a lump-sum equal to the length of service award payable on the date the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a long-term liability in the balance sheet together with pension liabilities. The pension obligations in France amounted to € 1,176 thousand, 1,388 thousand and € 1,295 thousand at December 31, 2003, 2002 and 2001, respectively.

The Company also offers an Employee Investment Plan (EIP) to all U.S. employees under section 401 (k) of the U.S. Internal Revenue Code. Company contributions to the EIP plan amounted to approximately € 898 thousand, € 1,240 thousand and € 1,903 thousand in 2003, 2002 and 2001, respectively.

The Company operates pension plans in other countries. The Company’s principal plan is a defined benefit plan open to all employees in the United Kingdom.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2003, 2002 and 2001, comprise the following elements:

			(in thousands of euros)
Years ended December 31	2003	2002	2001
Current year service cost	1,170	1,549	1,640
Interest accrued on pension obligations	1,465	1,346	1,275
Actual loss (return) on plan assets	(2,049)	2,915	2,621
Net amortization and deferral	1,285	(4,339)	(4,261)

Total pension costs	1,871	1,471	1,275

The following table sets forth the funded status of pension plans:

			(in thousands of euros)
December 31	2003	2002	2001
Accumulated benefit obligation	28,386	26,234	23,880
Projected benefit obligation	28,911	27,745	25,287
Plan assets at fair value	16,828	15,233	18,110

Projected benefit obligation in excess of plan assets	(12,083)	(12,512)	(7,177)

Unrecognized net loss	11,681	12,951	8,138

Net prepaid (payable) pension cost	(402)	439	961

The following weighted average rates were used in the calculation of projected benefit obligation:

December 31	2003	2002	2001
Discount rate	5.50%	5.50%	5.75%
Expected rate of return on plan assets	7.00%	8.00%	8.00%
Assumed rate of compensation increase	3.75%	3.75%	4.00%

Plan assets are comprised of 75% of equity securities, 20% of corporate bonds and 5% of fixed interest instruments. The investment strategy generally consists in matching the commitment, considering the age of the employees, their expected retirement date and the ratio between retired and active employees. The Company estimates the expected rate of return on plan assets using risk free rates, risk premiums and average dividend yields corresponding to its investment portfolio.

The change in fair value of the plan asset and the projected benefit obligation for 2003 is as follows:

(in thousands of euros)
Projected benefit obligation as at December 31, 2002	27,745
Service cost	1,170
Interest cost	1,465
Plan participants’ contributions	444
Actuarial (gain) loss	1,037
Benefits paid	(662)
Currency adjustments	(2,288)

Projected benefit obligation as at December 31, 2003	28,911

(in thousands of euros)
Fair value of plan assets as at December 31, 2002	15,233
Actual return on plan assets	2,049
Employer contribution	1,045
Plan participants’ contributions	444
Benefits paid	(662)
Currency adjustments	(1,281)

Fair value of plan assets as at December 31, 2003	16,828

Post-retirement benefits other than pensions

Substantially all of the Company’s employees are covered under government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.

23. STOCK OPTION PLANS

The Company may grant, under various employee stock option plans (the “Plans”), options to purchase or subscribe ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must generally be exercised within seven to ten years from the date of grant and typically vest in equal amounts over a period of three to four years.

Stock option activity was as follows:

	Number of
	options	Number of
	authorized	options		Average price
	not yet granted	outstanding	Price per share	per share
Balances, December 31, 2000	45,135,999	108,530,501	€ 0.77 - € 6.00	€3.82

Options exercised	—	(5,114,850)	€ 0.77 - € 3.51	€1.62
Options granted	(2,554,590)	2,554,590	€ 2.80 - € 7.96	€2.97
Options terminated unexercised	9,208,833	(11,510,133)	€ 0.77 - € 7.96	€4.66
Options authorized	—	—	—	—

Balances, December 31, 2001	51,790,242	94,460,108	€ 0.77 - € 7.96	€3.82

Options exercised	—	(1,097,450)	€ 0.83 - € 2.29	€1.51
Options granted	(31,389,884)	31,389,884	€ 0.84 - € 2.68	€1.24
Options terminated unexercised	48,734,723	(48,734,723)	€ 0.83 - € 7.96	€4.71
Options authorized	—	—	—	—

Balances, December 31, 2002	69,135,081	76,017,819	€ 0.83 - € 7.96	€2.17

Options exercised	—	(197,387)	€ 0.83 - € 1.13	€0.88
Options granted	(16,140,000)	16,140,000	€ 0.83 - € 1.52	€1.37
Options terminated unexercised	2,243,169	(9,685,519)	€ 0.83 - € 6.00	€2.52
Options authorized	—	—	—	—

Balances, December 31, 2003	55,238,250	82,274,913	€ 0.83 - € 6.00	€1.98

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2003:

		Weighted average
	Number	remaining
	of options	contractual life	Number of options
Exercise prices	outstanding (in euros)	(years)	exercisable
0.83	2,234,950	9.6	234,950
0.84	8,000,000	8.7	2,000,000
0.96	100,000	9.3	—
1.13	14,653,799	9.0	3,815,077
1.14	20,000	8.6	5,000
1.23	2,230,000	9.6	—
1.24	265,387	9.6	—
1.25	200,000	9.5	—
1.28	356,500	8.8	71,375
1.31	160,000	8.5	160,000
1.35	870,200	1.0	870,200
1.42	1,000,000	8.5	250,000
1.46	4,975,000	9.8	—
1.49	40,000	9.8	—
1.52	6,901,900	9.3	416,900
1.71	3,944,200	4.0	3,944,200
2.25	4,000,000	8.7	1,000,000
2.29	17,725,000	5.3	17,591,250
2.60	74,200	8.1	37,100
2.68	437,400	8.1	116,500
2.87	86,440	7.8	43,220
2.90	391,275	7.7	200,588
3.17	35,000	7.9	17,500
3.18	50,000	7.9	25,000
3.51	10,709,410	6.4	8,816,714
3.79	419,248	7.5	260,567
4.14	18,750	7.5	9,375
6.00	2,376,254	6.9	1,880,888

	82,274,913	7.5	41,766,404

Weighted average exercise price (in euros): 1.98

On April 17, 2002, the Company’s Board of Directors voted to approve a plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant. On December 31, 2003, 14,720,246 stock options were outstanding.

Warrants

In July 2000, in connection with the hiring of its former CEO, Mr. Perez, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of € 2.3375 per share, resulting in an underlying per share value of € 3.51 using the Black & Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4% and an expected life of 12 months. The warrants are exercisable at any time for seven years after the grant date. As at December 31, 2003, no warrant had been exercised.

24. FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

Adoption of IAS 39

As indicated in Note 2, the Company adopted on January 1, 2001 IAS 39 “Financial Instruments: Recognition and Measurement”.

The adoption of IAS 39 resulted in a cumulative after tax increase of shareholders’ equity as of January 1, 2001 of € 4,090 thousand.

The impact on shareholders’ equity on January 1, 2001 of the adoption of IAS 39 is shown below:

	(in thousands of euros)
		Other comprehensive
	Retained earnings	income	Total
Hedges not qualifying as effective	(5,003)	—	(5,003)
Hedges qualifying as effective	—	8,807	8,807
Unrealized gains and losses on available-for-sale securities	—	286	286

Impact as at January 1, 2001 on shareholders’ equity, net of deferred income taxes	(5,003)	9,093	4,090

In accordance with the transitional requirements of IAS 39, the Company recorded in 2001 a net loss of € 5,003 thousand in retained earnings to recognize at fair value all derivatives not qualifying as effective hedging instruments. The Company also recorded a net gain of € 8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of € 286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets. Consequently, comprehensive income was impacted by € 9,093 thousand as of January 1, 2001.

Foreign exchange exposure

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business.

The policy of the Company is to hedge its currency risk exposure arising from commercial transactions. In order to achieve this objective, the Company uses foreign currency derivative instruments by entering into foreign exchange swaps and forward contracts and purchasing or selling foreign exchange option contracts. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating any speculative positions. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging its foreign exchange risk.

Most of the financial instruments used by the Company to hedge its exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. The financial instruments that do not qualify as effective hedges under IAS 39 are mainly the options sold as part of the above combination strategies.

Outstanding financial instruments qualifying as cash flow hedges under IAS 39, as well as the related currency commercial exposure, are described below.

In the amounts reported below:

•	Hedging positions in parenthesis indicate the Company’s forward commitment or option to sell the currency against the euro; other hedging positions indicate the Company’s forward commitment or option to buy the currency against the euro.

•	Positive exposures indicate the Company’s receivables in the currency, or forecasted sales in the currency; exposures in parenthesis indicate the Company’s payables in the currency, or forecasted purchases in the currency.

	(in thousands of euros (1))
	2003					2002
	USD					USD
	and USD					and USD
December 31	area (2)	GBP	JPY	ZAR	Others (3)	area (2)	GBP	JPY	ZAR	Others (3)
Hedging positions (4)
Forward contracts	(30,874)	(5,061)	(4,474)	(3,890)	(2,476)	(27,602)	(516)	(1,438)	(4,990)	3,052
Option contracts (5)	(128,379)	(21,307)	(15,747)	—	—	(98,368)	(12,598)	—	—	—
TOTAL	(159,253)	(26,368)	(20,221)	(3,890)	(2,476)	(125,970)	(13,114)	(1,438)	(4,990)	3,052

Exposure (6)
Balance sheet items (commercial transactions not settled at year end)	53,529	2,220	1,908	3,890	7,818	54,913	1,017	(1,279)	3,416	2,310
Forecasted commercial transactions	154,834	34,984	21,548	1,600	(13,284)	98,098	17,543	3,403	5,054	(20,853)
TOTAL	208,363	37,204	23,456	5,490	(5,466)	153,011	18,560	2,124	8,470	(18,543)

(1)	Currency amounts are converted to euros at year end closing rate.

(2)	USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3)	Other currencies include mainly the CHF, NOK and PLN.

(4)	The financial instruments hedging the Company’s commercial currency exposure, and that are effective hedges under IAS 39, qualify as cash flow hedges.

(5)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.

(6)	The Company policy is to hedge all of its actual commercial currency exposure, as well as a time weighted proportion of its forecasted commercial currency exposure.

Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below.

In the amounts reported below, a value in parentheses indicates the Company’s forward commitment or option to sell the currency against the Euro; other positions indicate the Company’s forward commitment or option to purchase the currency against the Euro.

	(in thousands of euros (1))
	2003					2002
	USD					USD
	and USD					and USD
December 31	area (2)	GBP	JPY	ZAR	Others (3)	area (2)	GBP	JPY	ZAR	Others (3)
Forward contracts	(8,796)	(895)	—	(2,375)	—	(186,350)	(1,470)	(8,059)	—	—
Option contracts (4)	(46,404)	(4,261)	—	—	—	(26,918)	(3,090)	—	—	—
TOTAL	(55,200)	(5,156)	—	(2,375)	—	(213,268)	(4,560)	(8,059)	—	—

(1)	Currency amounts are converted to euros at year end closing rate.

(2)	USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3)	Other currencies include mainly the CHF, NOK and PLN.

(4)	Options that do not qualify as effective hedges under IAS 39 are the options that the Company sells as part of its combination strategies.

Net unrealized gain on hedging instruments qualifying as effective

As at December 31, 2003, an unrealized gain of € 11,030 thousand net of taxes was recognized in equity, under other comprehensive income, as being the effective portion of hedging instruments fair value changes associated with forecasted transactions (see Note 21).

Interest rate exposure

Since the Company is not significantly exposed to risk associated with interest rates fluctuations, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries until the Company transfers such amounts to investment grade institutions.

Fair value of financial instruments

The following table provides information about the carrying amounts and estimated fair values of certain of the Company’s financial instruments, excluding cash and cash equivalents, cash deposits, accounts receivable, accounts payable and accrued expenses.

Following the adoption of IAS 39 in January 2001, the Company measures at fair value assets and liabilities qualified as trading or available-for-sale. Therefore, there is no difference between the carrying amounts and the estimated fair values of these assets and liabilities as at December 31, 2003, 2002 and 2001.

The fair value of investments in available-for-sale securities is determined based on quoted market prices if companies are publicly listed. If the companies are not publicly listed, the fair value of investments in equity securities is determined by valuation techniques appropriate for the nature of the security. The fair market value of loans, deposits and other non-current assets is determined by discounting the nominal amount using appropriate interest rates.

The fair value of the Company’s fixed rate long-term debt, including capital leases, is determined by discounting estimated future cash flows using borrowing rates prevailing at year-end for similar maturities and contracts. The book values of the Company’s long-term floating-rate borrowings approximate fair value.

The fair value of forward exchange contracts and of currency options contracts is determined as described in Note 2 — Derivative financial instruments.

	(in thousands of euros)
	2003	2002	2001
December 31	Fair value	Fair value	Fair value
Balance sheet
Assets
Investments in available-for-sale securities	647	2,080	17,066
Loan, deposits and other non-current assets	17,045	32,132	99,701

Total assets	17,692	34,212	116,767

Liabilities
(Long-term debt including current portion and capital lease)
Fixed rates	—	—	—
Floating rates	44,920	48,638	36,329

Total liabilities	44,920	48,638	36,329

Financial instruments at fair market value (1)
In other current assets or other current liabilities	16,426	10,371	(5,178)
In cash and cash equivalent	—	3,266	2,187

Total: financial instruments at fair market value	16,426	13,637	(2,991)

(1)	In the amounts reported above, assets are presented as positive amounts and liabilities as negative amounts.

25. COMMITMENTS AND CONTINGENCIES

Legal proceedings

In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a District Court judgment against the Company in favor of Humetrix Inc., based on the claimed breach of an agreement to jointly market products in the U.S. health care sector. The parties entered into a Mutual Release and Settlement Agreement on March 25, 2002. As a result of the above decision, the Company recorded a charge of € 18,100 thousand, adversely impacting 2001 operating results, and resulting in a total current liability (including a previously existing provision) of € 19,400 thousand in the balance sheet as at December 31, 2001. The Company paid all amounts due under the Mutual Release and Settlement Agreement in 2002, and no further obligations remain.

In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus S.A., our main French subsidiary, and other parties alleging a breach of contract relating to the promotion of a smart card reading system and device in the area of casino slot machines. In June 2000, the Court found Gemplus S.A. liable for breach, ordered Gemplus S.A. to make a provisional payment of € 137 thousand as an advance on damages, and appointed an expert to make an analysis and provide a report on estimated actual damages. Gemplus S.A. appealed. In April 2003, the expert filed a preliminary report estimating actual damages within a range of € 10,975 thousand to 14,944 thousand. Gemplus S.A. contested the expert’s preliminary report on various grounds, including absence of any substantial market for the products at issue.

In August 2003, the expert transmitted to the parties his definitive report indicating that the amount estimated by him of the plaintiffs’ damages would be in the range of € 6,792 thousand to € 25,100 thousand. Gemplus S.A. maintained its positions and contested the definitive report of the expert and the related estimate of damages, as well as the merits of this case, on various grounds. Based on the expert’s report, on March 18, 2004, the Marseille Commercial Court ordered Gemplus S.A. to pay € 21,952 thousand to the plaintiffs. Gemplus S.A. filed an appeal on the merits. At the further request of Gemplus S.A., on April 2, 2004, the Aix-en-Provence Court of Appeal decided to suspend the order of the Marseille Commercial Court for Gemplus S.A. to make the payment to the plaintiffs, and instead ordered Gemplus S.A. to make a cash deposit in the same amount into an escrow account by June 1, 2004, as security pending the decision on the appeal on the merits. Although there can be no assurance of how the appellate court may rule or as to the amount of damages that could be assessed, based on the Company’s analysis and advice of counsel, the Company recorded a provision for this litigation of € 5,200 thousand in the 2003 Consolidated Statement of Income.

As described in Note 30, the Company has taken legal action to seek repayment of the loan due by Dr. Lassus. These proceedings are currently pending and Dr. Lassus challenges the existence of the loan and his obligation to repay. The Company bases its claims for repayment on the December 2001 agreement, as well as on numerous written confirmations from Dr. Lassus confirming the existence of the loan and his intention and ability to repay. Regardless of the outcome of these proceedings, the collection of the loan will depend on the financial strength of Dr. Lassus, which the Company believes is uncertain at this time.

On March 7, 2003, the workers’ committee of Gemplus S.A. filed an action before the Marseille Commercial Court requesting the Court to nominate an expert to analyse certain decisions allegedly taken by the management or the supervisory board of Gemplus S.A., and to prohibit Gemplus S.A. from taking or implementing certain of such alleged decisions and to appoint a Court-designated representative to monitor such requested prohibition. The purpose of these proceeding under French law is to permit the workers’ committee to obtain information regarding the alleged management decisions cited. On April 2, 2003, the Commercial Court appointed two experts to analyse the matter. On October 14, 2003, the experts rendered a report which found no wrongdoing or improper conduct by Gemplus S.A. or any of its affiliates. The workers’ committee of Gemplus S.A. filed an appeal of the judgment seeking to re-open and extend the proceedings to other subjects. The Company believes that the workers’ committee’s appeal is without merit.

In addition to the litigation and claims mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Contractual obligations

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Future minimum lease payments under all non-cancelable operating leases as at December 31, 2003, 2002 and 2001 are described in the table below.

As at December 31, 2003, 2002, and 2001, the Company’s contractual obligations are as follows:

	(in thousands of euros)
	Schedule of payments
Contractual obligations as at December 31, 2003	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Capital lease obligations	50,850	7,377	25,961	17,512
Operating lease obligations	16,098	5,187	7,446	3,465
Purchase obligations (1)	79,202	78,106	1,096	—
Other long-term obligations	—	—	—	—

Total	146,150	90,670	34,503	20,977

(1)	including € 54,500 thousand related to microprocessor chips purchase commitments.

53

	(in thousands of euros)
	Schedule of payments
Contractual obligations as at December 31, 2002	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Capital lease obligations	60,856	8,060	29,758	23,038
Operating lease obligations	33,428	8,490	22,216	2,722
Purchase obligations(2)	39,200	39,200	—	—
Other long-term obligations	—	—	—	—

Total	133,484	55,750	51,974	25,760

(2)	including € 29,700 thousand related to microprocessor chips purchase commitments.

	(in thousands of euros)
	Schedule of payments
Contractual obligations as at December 31, 2001	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Capital lease obligations	44,408	6,039	23,192	15,177
Operating lease obligations	42,973	10,737	25,326	6,910
Purchase obligations(3)	34,800	34,800	—	—
Other long-term obligations	—	—	—	—

Total	122,181	51,576	48,518	22,087

(3)	including € 25,000 thousand related to microprocessor chips purchase commitments.

As at December 31, 2003, 2002 and 2001, no obligations or commitments other than those disclosed in the note above would have a significant impact on the Company’s Consolidated Financial Statements.

Off balance sheet arrangements

The Company enters into certain off balance sheet arrangements in the ordinary course of its business. These arrangements include purchase and lease obligations, operating leases (presented in the tabular disclosure of contractual obligations below) and certain guarantees.

Other guarantees can be presented as follows:

	(in thousands of euros)
December 31	2003	2002	2001
Performance, downpayment and bid bonds	10,817	15,752	8,705
Guarantees related to operations	6,518	9,405	4,152

Total guarantees issued by the Company	17,335	25,157	12,857

As at December 31, 2003, the amount of guarantees delivered by the Company reached € 17,335 thousand and represents mainly performance bonds and bid bonds, made as part of normal operations where the Company’s customers demand such guarantees to secure the Company’s performance under contracts or tenders for business which become payable based upon non-performance of the Company.

26. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Cash paid for:
Interest	3,069	1,175	2,928
Income taxes	3,651	1,729	14,338

27. WAGES, BENEFITS AND NUMBER OF EMPLOYEES (UNAUDITED)

Wages and benefits including social security taxes amounted to approximately € 277 million, € 296 million, and € 339 million for the years ended December 31, 2003, 2002 and 2001 respectively.

Headcount was 5,037, 5,680 and 6,721 as at December 31, 2003, 2002 and 2001 respectively.

28. RELATED PARTY TRANSACTIONS

In 2000 and 2001, one of the Company’s indirect subsidiaries granted to Dr. Lassus and Mr. Perez loans to permit them to exercise stock options. The Company forgave certain amounts of interest on these loans in 2001 and assumed the income tax liabilities resulting from such forgiveness (see Note 30).

In 2001, the Company entered into a Loan Repayment Agreement with Mr. Perez regarding the loans made to him (see Note 30).

In December 2001, the Company recorded severance expenses in the amount of € 25,691 thousand due to Mr. Perez and to Dr. Lassus in connection with their resignation as Chief Executive Officer of the Company and cessation as Chairman of the Board of Directors, respectively, as described further below in Note 30.

During 2002, the Company paid amounts totaling € 10,629 thousand in connection with the above resignation and cessation, respectively, of Mr. Perez and Dr. Lassus.

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002 and resigned as Chief Executive Officer of the service company effective on December 19, 2001. He remains a member of its Board of Directors and a member of our Board of Directors. In addition, Texas Pacific Group, a shareholder of the Company, is a major shareholder of the service company. This service company was appointed to provide an independent review of the Company’s management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company continued to use the services of this company and the total cost recorded in its Consolidated Statement of Income in 2002 for this arrangement amounted to € 1,737 thousand.

During the years 2001 and 2000, the Company had a financial consulting agreement with a firm that included an individual who served on the Company’s Board of Directors until September 2000. During 2001, the Company incurred 319 thousand under this consulting agreement, which was terminated December 31, 2001.

During 2001, the Company reimbursed Dr. Lassus funds that he had advanced in a project involving a number of consultants who provided smart card and related business services, including services linked to card operating systems and card management systems. The funds, in the amount of € 160 thousand (GBP 100 thousand), were reimbursed to Dr. Lassus in November 2001.

GemVentures 1 N.V., a wholly owned subsidiary of the Company and Dassault Multimedia S.A.S. are minority shareholders of Welcome Real Time S.A. Mr. Thierry Dassault, one of the Company’s directors, is also the President of Dassault Multimedia, which is a shareholder of the Company. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.

29. SEGMENT INFORMATION

In 2001, disposed operations include the access control systems activities of the Company’s former subsidiary SkiData and the electronic smart labels solutions activities of the Company’s former Tag subsidiary, which were sold during the third quarter of 2001.

Financial Services and Security segment

The Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe plastic cards for banking applications. The Company’s activities in this segment also include the sales of smart card readers to customers as well as smart card interfacing technologies to device manufacturers.

Telecommunications segment

The Telecommunications segment includes the Company’s wireless solutions, as well as prepaid telephone cards and other products and services.

This segregation in business segment reporting is consistent with the Company’s financial reporting structure incorporated in its management reporting. The Company’s two operating segments, the Telecommunications segment and the Financial Services and Security segment, have a different customer base, and each of them has separate financial information available. These segments are evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments and the management does not evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.

The following tables present selected data for the years ended December 31, 2003, 2002 and 2001:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Net sales
Telecommunications	542,534	544,471	681,933
Financial Services and Security	206,669	242,963	296,775
Disposed Operations(1)	—	—	44,278

Net sales	749,203	787,434	1,022,986

Gross profit
Telecommunications	166,776	154,526	228,814
Financial Services and Security	40,480	45,186	62,594
Disposed Operations(1)	—	—	16,062

Gross profit	207,256	199,712	307,470

Research and development expenses	(69,223)	(92,240)	(112,885)
Selling and marketing expenses	(100,181)	(112,227)	(165,276)
General and administrative expenses	(77,317)	(89,896)	(110,657)
Litigation expenses	—	—	(18,120)
Management severance expenses	—	—	(25,691)
Restructuring expenses	(61,973)	(90,003)	(28,466)

Operating income (loss)	(101,438)	(184,654)	(153,625)

(1)	Disposed operations include SkiData and Tag activities, which were sold during the third quarter of 2001.

The following is a summary of sales to external customers by geographic area for the years ended 2003, 2002 and 2001:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Americas	169,625	171,717	231,606
Europe, Middle East and Africa	407,718	416,220	473,996
Asia	171,860	199,497	273,106
Disposed Operations(1)	—	—	44,278

Net sales	749,203	787,434	1,022,986

(1)	Disposed operations include SkiData and Tag activities, which were sold during the third quarter of 2001, and were reported primarily in the Europe, Middle East and Africa region.

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxembourg in which sales to customers are insignificant.

No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2003, 2002 and 2001.

30. MANAGEMENT SEVERANCE EXPENSES

In 2001, the Company recorded a total € 25,691 thousand charge in its Consolidated Statement of Income with respect to the changes in its management decided at its Board meeting of December 19, 2001.

There were no accruals in 2002 or 2003 for management severance expenses relating to Messrs. Perez and Lassus.

During 2000, the Company entered into an employment agreement with Mr. Perez, its former CEO, whereby he was granted 10,247,893 free shares, 10,247,893 service options and 10,247,893 performance options. The stock options had an exercise price of € 3.51 per share. In addition, one of the Company’s indirect finance subsidiaries made loans to Mr. Perez between September 2000 and March 2001 in an aggregate amount of € 88.9 million. Each loan bore interest at the rate provided in Section 1274 (b) (2) (b) of the US Internal Revenue Code of 1986, which is based on the US Federal short-term rate. Therefore interest rates ranged from 5.58% to 6.4% per annum. These loans were made to allow Mr. Perez to exercise the stock options and pay the exercise price (for an aggregate amount of € 71.9 million) and taxes related to the free shares (for an aggregate amount of € 17.0 million).

Concurrently with the issuance of free shares and options to Mr. Perez, the Company issued 10,247,893 free shares and 20,495,786 stock options to Dr. Lassus, the founder of the Company and former Chairman of the Board of Directors. The stock options had an exercise price of € 3.51 per share. In addition, one of the Company’s indirect finance subsidiaries made loans to Dr. Lassus in an aggregate amount of € 71.9 million on the same interest and repayment terms as the loans to Mr. Perez. Dr. Lassus used the loan proceeds to exercise the stock options that were granted to him.

On November 2, 2001, the Company announced that its Chief Executive Officer, Mr. Perez, had signed an agreement with one of its indirect subsidiaries pursuant to which he committed to return all of the Gemplus International S.A. shares that he received in August and September 2000 to such indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001.

Mr. Perez transferred these shares pursuant to two agreements. The first agreement was signed on October 20, 2001. Mr. Perez transferred 18,574,306 shares to the Company’s indirect subsidiary, at a price of € 2.79 per share, representing € 51,822 thousand that was recorded in reimbursement of a portion of the loans in the same amount.

The difference between the value of the shares pursuant to the agreement (€ 2.79 per share) and the market closing price of the Company’s shares as at the time of the effective transfer of the shares (€ 3.12 per share) was reflected in shareholders’ equity, resulting in an increase of € 6,130 thousand of the caption “paid-in capital”.

The second agreement was signed on December 19, 2001, at the time Mr. Perez resigned his position as President and Chief Executive Officer of the Company. Mr. Perez transferred 12,169,373 shares to the Company’s indirect subsidiary, at a price of € 2.86 per share, representing the market closing price of the Company’s shares as at December 19, 2001, totaling € 34,804 thousand. The difference between the fair value of the shares and the remaining loan outstanding was recorded in the Company’s Consolidated Statement of Income, resulting in a charge of € 6,838 thousand.

Mr. Perez was also entitled to a tax reimbursement on the portion of the loan that was forgiven. Such reimbursement was accrued in 2001 in an amount of € 6,502 thousand. In addition, Mr. Perez was entitled, pursuant to his employment agreement, to receive a severance payment, that was accrued in 2001 in an amount of € 1,161 thousand. Consequently, the total charges associated with Mr. Perez’s resignation amounted to € 14,501 thousand. Such amounts were paid in 2002, with the exception of an amount of € 337 thousand included under the caption other current liabilities in the Company’s balance sheet as at December 31, 2002 as a reserve for the tax reimbursement (see Note 12).

On December 19, 2001, the Company’s Board of Directors accepted the cessation of Dr. Lassus as its Chairman. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board required the Company to make a payment to Dr. Lassus in the amount of US$ 12 million (€ 13,450 thousand), such payment representing partly a severance payment (€ 11,190 thousand) and partly the cost of a pledge of Dr. Lassus’ 20,495,786 option shares as security for the loans (€ 2,260 thousand). The cost of the pledge was deferred in the balance sheet as at December 31, 2001. As discussed in Note 28, the shares ultimately were not pledged, and therefore the cost of the pledge was charged to expenses in the Company’s 2002 Consolidated Statement of Income. The total charges for the fiscal year ended December 31, 2001 associated with Dr. Lassus’ cessation as Chairman amounted to € 11,190 thousand.

As disclosed in Note 14, at December 31, 2003, an amount of US$ 10,000 thousand (€ 8,001 thousand) was payable upon fulfillment of certain specific conditions pursuant to the agreement with Dr. Lassus dated December 19, 2001, including the condition of him pledging his option shares. Such conditions have not been fulfilled. In 2001, the Company also recorded a provision of € 1,545 thousand in respect of a tax reimbursement liability on interest forgiven (see Note 12 and 14). As at December 31, 2003, these liabilities totaling € 9,546 thousand have been reclassified to long-term liabilities (see Note 14) due to the dispute relating to their payment.

31. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

	(in thousands of euros, except shares and per share amounts)
Years ended December 31	2003	2002	2001
Net income (loss) in accordance with IFRS	(161,107)	(320,891)	(100,220)

Capitalized development costs	7,321	(1,803)	(3,227)
Reversal of restoration of impairment losses on long-lived assets	(2,555)	—	—
Stock options accounting	(6,399)	(2,887)	69,262
Purchase accounting	(837)	(2,351)	(8,104)
Goodwill amortization and impairment	(18,522)	49,177	—
Other differences	26	360	564
Deferred tax effect of US GAAP adjustments	393	(1,277)	1,057

Total differences between US GAAP and IFRS	(20,573)	41,219	59,552

Net income (loss) per US GAAP before change in accounting principle	(181,680)	(279,672)	(40,668)

Changes in accounting principles: Hedge accounting	—	—	(8,807)

Net income (loss) per US GAAP	(181,680)	(279,672)	(49,475)

Change in cumulative other comprehensive adjustment in accordance with IFRS	(4,001)	12,538	(4,344)
Change in effect of IFRS / US GAAP adjustments on other comprehensive income	240	(3,233)	(5,054)

Other comprehensive income (loss), net of tax	(3,761)	9,305	(9,398)

Comprehensive income (loss)	(185,441)	(270,367)	(58,873)

(Continued)	(in thousands of euros, except shares and per share amounts)

Years ended December 31	2003	2002	2001
Net income (loss) per share before changes in accounting principles:
Basic	(0.30)	(0.46)	(0.06)
Diluted	(0.30)	(0.46)	(0.06)

Changes in accounting principles:
Basic	—	—	(0.01)
Diluted	—	—	(0.01)

Net income (loss) per share:
Basic	(0.30)	(0.46)	(0.08)
Diluted	(0.30)	(0.46)	(0.08)

Number of shares:
Basic	605,658,965	606,222,660	636,992,392
Diluted	605,658,965	606,222,660	636,992,392

	(in thousands of euros)
December 31	2003	2002	2001
Shareholders’ equity in accordance with IFRS	695,012	860,451	1,167,762

Capitalized development costs	—	(7,321)	(5,518)
Reversal of restoration of impairment losses on long-lived assets	(2,555)	—	—
Non-recourse loans	(4,276)	(4,918)	(71,856)
Purchase consideration	(11,292)	(10,455)	(8,104)
Goodwill amortization and impairment	30,655	49,177	—
Effect of IFRS / US GAAP adjustments on other comprehensive income	(7,904)	(8,144)	(4,911)
Other differences	76	50	(310)
Deferred tax effect of US GAAP adjustments	363	(30)	1,224

Total difference between US GAAP and IFRS	5,067	18,359	(89,475)

Shareholders’ equity in accordance with US GAAP	700,079	878,810	1,078,287

Capitalized development costs

The Company capitalizes certain research and development costs (other than for software development) where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three years. Under US GAAP, research and development costs (other than for software development) are expensed as incurred.

Hedge accounting and financial instruments

In 2001, the Company adopted IAS 39 “Accounting for Financial Instruments” and, as a result, no reconciling item exists between IFRS and US GAAP for the accounting treatment of financial instruments and hedges.

Stock options accounting

Certain of the Company’s stock option plans (see Note 23) are treated as compensatory plans under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees’’ (APB 25) and related interpretations in accounting for its employees stock options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of stock options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1989 to December 31, 2003, the Company granted stock options to employees, which generally vest over four years, with exercise prices at or below the fair value of the underlying shares.

For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation”, which requires that the Company disclose pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the minimum value method prescribed by SFAS 123.

Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by SFAS 123, the Company’s net income and earnings per share for the years ended December 31, 2003, 2002 and 2001, would have been as follows:

	(in thousands of euros, except for net income per share)
Years ended December 31	2003	2002	2001
Net income per US GAAP:
As reported	(181,680)	(279,672)	(49,475)
Pro forma	(192,955)	(254,754)	(139,700)

Net income per share per US GAAP — Proforma:
Basic	(0.32)	(0.42)	(0.22)
Diluted	(0.32)	(0.42)	(0.22)

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made during 2003, 2002 and 2001: dividend yields of 0% for all periods; annual risk-free interest rate of 2.3%, 3.3% and 4.1% for 2003, 2002 and 2001 respectively; expected volatility of 53%, 83% and 79% for 2003, 2002 and 2001 respectively; and the expected option vesting period of four years for all periods.

In 2000, the Company entered into arrangements with Mr. Perez and Dr. Lassus, whereby each was granted a certain number of free shares and a certain number of service and performance options (see Note 30). Each of the option agreements included loan provisions whereby the two individuals could obtain loans representing 100% of the option exercise price. The loans are treated for the purposes of applying variable plan accounting as non-recourse loans at origination, and included certain prepayment features. As a result, the related amount of principal and interest to be paid on the loans was uncertain and, therefore, the ultimate option price was not determinable. Under US GAAP, when the number of shares and the option price are unknown, variable plan accounting must be followed. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the exercise price and the fair market value of the stock. This re-measurement occurs up until there is a measurement date (i.e., the date at which both the number of shares and the option or award prices are known). Both the service options and performance options granted to these individuals are accounted for under variable plan accounting when determining employee compensation expense under US GAAP. A compensation expense of € 94,080 thousand was recorded in 2000 with respect to the service options and performance options granted to these individuals, which was reversed in 2001 when the fair market value of the stock went below the exercise price of the options. No compensation expense or benefit was recorded in 2002 and 2003 with respect to such issuances.

Under US GAAP, pursuant to EITF 95-16 “Accounting for Stock Compensation Arrangements with Loan Features”, the loans are presented as a reduction to shareholders’ equity, and the interest on the loans is presented as a reduction of compensation expense. The Company recorded interest with respect to these loans in the amount of € 4,877 thousand in 2001 and € 1,706 thousand in 2002 (net of provision). They were reflected in the Consolidated Statement of Income in interest income under IFRS and in general and administrative expenses under US GAAP.

Purchase consideration

Under US GAAP, certain considerations exchanged in a business combination that requires continued employment of the selling shareholders are treated as compensation expenses. Under IFRS, these considerations are treated as part of the purchase price allocation.

Goodwill amortization and impairment

On January 1, 2002 the Company adopted the provisions of the Statement of Financial Accounting Standard SFAS No 142, “Goodwill and Other Intangible Assets”, issued by the Financial Accounting Standards Board (“FASB”) in July 2001. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information”. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with SFAS No 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, which was also adopted on January 1, 2002.

During 2002 and 2003, as a result of its adoption, the Company did not recognize amortization expense under US GAAP. The Company has reassessed the useful lives of its intangible assets and has not made any adjustment. The Company did not reclassify any indefinite-life intangible assets from goodwill, nor did the Company reclassify any intangible assets as goodwill. As a result of applying the provisions of SFAS 142 when performing its impairment testing, the Company recorded a goodwill impairment charge of € 55,238 thousand in 2003 for US GAAP purposes. Under IFRS, the Company performed its impairment testing at the level of the cash-generating units, which are the smallest identifiable group of assets that generate cash inflows. As a result, the Company recorded a goodwill impairment charge of € 19,879 thousand in 2003 and € 22,124 thousand in 2002 for IFRS purposes.

For the year ended December 31, 2001, the net income (loss) adjusted for effect of no amortization of goodwill is as follows:

(in thousands of euros)
Year ended December 31	2001
Net income (loss) in accordance with US GAAP	(49,475)
Goodwill amortization	27,162

Net income (loss) adjusted for effect of no amortization of goodwill	(22,313)

Adjusted net income (loss) per share
Basic	(0.04)
Diluted	(0.04)

The allocation of goodwill to the Company’s reportable segments is required for the purposes of testing goodwill for impairment under SFAS 142. This information is not required to be reflected in the Company’s segment information presented in note 29.

The allocation of goodwill to the Company’s reportable segments is as follows:

	(in thousands of euros)
		Financial
		Services
	Telecommunications	and Security	Total
As at December 31, 2001	32,906	83,674	116,580
Change for acquisitions, disposals and transfers	5,511	1,093	6,604
Exchange rate differences	(384)	(1,340)	(1,724)

As at December 31, 2002	38,033	83,427	121,460

Change for acquisitions, disposals and transfers	(7,991)	3,971	(4,020)
Goodwill impairment	(28,738)	(26,500)	(55,238)
Exchange rate differences	(742)	(4,547)	(5,289)

As at December 31, 2003	562	56,351	56,913

Other comprehensive income

After implementation of IAS 39, there are no reconciling items between IFRS and US GAAP related to other comprehensive income, except for the accounting for pensions (€ 7,769 thousand in 2003, € 8,008 thousand in 2002 and € 4,712 thousand in 2001) and for the foreign currency translation adjustment effect of US GAAP adjustments (€ 135 thousand in 2003, € 136 thousand in 2002, € 199 thousand in 2001).

FASB Statement No 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

32. OTHER REQUIRED DISCLOSURES UNDER US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
New accounting pronouncements under US GAAP

Discussed below are certain recent significant changes to US GAAP which could affect the reconciliation.

SFAS 143

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 145

In April 2002, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“SFAS 145”). Among other amendments and rescissions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 146

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 makes a clear distinction between what constitutes a one-time benefit arrangement and what constitutes an ongoing benefit arrangement. For plans that are deemed to be ongoing benefit plans, the guidance in SFAS 112 should be followed. The guidance in SFAS 112 for ongoing benefit plans will apply to situations where there are statutory requirements for providing employee benefit arrangements. Under SFAS 112, a liability will be recorded when it is probable and reasonably estimable that a liability has been incurred. For employee termination benefits provided over and above statutory minimums that are not systematic in nature, the requirements in SFAS 146 are followed and the liability would be recorded when communication is made to employees, provided all other necessary criteria are met. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 148

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock-based compensation in accordance with APB 25 and related interpretations and has applied the disclosure-only provisions of SFAS 148 in Note 31 of its Consolidated Financial Statements.

SFAS 149

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on “Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 150

In May 2003, FASB issued SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The release establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. This statement reporting requirement shall be effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. However, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of this standard does not currently have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entities (“VIEs”) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support; or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. The new requirements of this Interpretation were effective immediately for new variable interest entities (VIEs) created after January 31, 2003.

In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 “FIN 46R — Revised December 2003”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Company has performed a review of potential VIEs and has determined that it does not have any interests in VIEs as of the issuance of these financial statements. Adoption of FIN 46 in 2003 and the expected adoption of FIN 46R in 2004 does not currently have a material impact on the Company’s consolidated net income and total Shareholders’ equity under US GAAP.

Others

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF Issue No. 00-21”). This guidance requires companies with deliveries that include multiple revenue generating activities to separately value the revenues related to each element of the process and provides guidance on when and how to account for such arrangements. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In May 2003, the EITF reached a consensus on EITF 01-8, “Determining whether an arrangement contains a lease”, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether or not an arrangement contains a lease within the scope of SFAS 13, “Accounting for leases”, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. Purchaser’s arrangements which previously would have been considered service or supply contracts, but are now considered leases, could affect the timing of their expense recognition and the classification of assets and liabilities on their balance sheet as well as require footnote disclosure of lease terms and future minimum lease commitments. This consensus is effective prospectively for contracts entered into or significantly modified after July 1, 2003. The adoption of this EITF does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

Income taxes

The components of income (loss) before income tax are as follows:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Domestic (1)	14,195	10,299	(1,436)
Foreign	(160,629)	(322,067)	(112,968)

Income (loss) before tax	(146,434)	(311,768)	(114,404)

(1) Luxembourg

Presentation of the Consolidated Statement of Income

Under US GAAP, the consolidated statements of income should be restated to present goodwill, amortization and impairment above operating income (loss).

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP. Consequently, goodwill amortization and impairment no longer represents a presentation difference between operating income (loss) under IFRS and operating income (loss) under US GAAP.

The operating income (loss) would have been as follows under US GAAP:

	(in thousands of euros)
Years ended December 31	2003	2002	2001
Operating income (loss) per IFRS	(101,438)	(184,654)	(153,625)

Goodwill amortization and impairment on consolidated subsidiaries	(33,051)	(47,117)	(27,162)

Operating income (loss) — US presentation	(134,489)	(231,771)	(180,787)

Goodwill amortization and impairment on consolidated subsidiaries	(18,237)	47,117	—
Provision for a loan to the former Chairman of the Board	—	(67,582)	—
Purchase consideration	(837)	(2,351)	(8,104)
Capitalized development costs	7,321	(1,803)	(3,227)
Stock options accounting	(6,399)	(2,887)	69,262
Interest accrued on loans related to stock options	—	1,706	4,877
Other differences	26	360	564

Operating income (loss) per US GAAP	(152,615)	(257,211)	(117,415)

SHAREHOLDER INFORMATION

Shareholder Services:
Gemplus International S.A.
Shareholder Services Department
2-4, Place des Alpes
1201 Genève
Switzerland

CCF
Services aux Actionnaires
Avenue Robert-Schuman — BP 2704
51051 Reims Cedex
France
service_relations_actionnaires@ccf.fr

Annual General Meeting:
April 27, 2004 — 11:00 am
Hôtel Royal, 12 boulevard Royal, 2449 Luxembourg

Stock Exchanges:
The shares of Gemplus International S.A. are quoted on the following exchanges:

Exchange Euronext Paris S.A. The Nasdaq Stock Market	Symbol GEM 5768 GEMP 36866Y102	Currency EUR USD

Depositary for American Depositary Shares:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
USA

Investor Relations Contacts:
Céline Berthier
2-4 Place des Alpes 1201 Geneva
Switzerland
T: + 41 22 544 50 00

Information via the Internet:
Internet World Wide Web users can access Gemplus annual reports, financial information and press releases through http://investor.gemplus.com

Gemplus International S.A.
Aerogolf Center, 1A, Hohenhof
L-2633 Senningerberg, Grand Duchy of Luxembourg
T: +352 26 34 61 06    F: +352 26 34 61 61    www.gemplus.com

Some of the statements contained in this annual report constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual outcomes and results to be materially different from those expressed or implied by such forward-looking statements. Actual events or results may differ materially due to changes in political, economic, business, competitive, market, regulatory and other factors. The forward-looking statements contained in this annual report speak only as of the date it was prepared. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results, future developments, new information or otherwise.

“© 2004 Gemplus S.A. All rights reserved. Gemplus, the Gemplus logo, GemPCTwin, Earthcard, GemConnect,
MySIMCopier, GemPrepaid, GemeCash, MPCOS, GemCore, GemPC, SafesITe, and ResIDent are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.”
2003 Gemplus Annual Report — Z 401 4160

Photo credits: Gemplus, Jean Fondacci

Design and production : Harrison&Wolf

Gemplus International S.A.
Aerogolf Center, 1A, Hohenhof
L-2633 Senningerberg, Grand Duchy of Luxembourg
T: +352 26 34 61 06  F: +352 26 34 61 61
www.gemplus.com